                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR  THE  FISCAL  YEAR  ENDED  AUGUST  31,  2002
                                       -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For  the  transition  period  from  ______  to  ______

COMMISSION  FILE  NUMBER   No.  0-30006
                           ------------


                           SUNGOLD ENTERTAINMENT CORP.
                           ---------------------------
              (Exact name of Registrant as specified in its charter)

                                  Inapplicable
                                  ------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                            ------------------------
                 (Jurisdiction of incorporation or organization)

                       500 Park Place, 666 Burrard Street


                  Vancouver, British Columbia, Canada, V6C 3P6
                  --------------------------------------------
                     (Address of principal executive offices)

SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
     Title of each Class            Name of each exchange on which registered
          None
---------------------------------   -----------------------------------------

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
                                  Common Shares
                                  -------------
                                 (Title of Class)

Securities  for  which there is a reporting obligation pursuant to Section 15(d)

of  the  Act:
                                 Not Applicable
                                 --------------
                                 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES:  50,121,209


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes    X     No
           ----

Indicate by check mark which financial statement item the Registrant has elected to follow.

     Item 17    X     Item 18  _____
               ----

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Registrant's history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; management's lack of experience in gaming operations; competition; risks associated with development, construction and managing gaming operations; certain restrictions and regulatory requirements regarding gaming establishment ownership and operation; certain social, regulatory and political uncertainties regarding the gaming industry; dependence on joint venture partners for project financing; obtaining gaming licenses and managing gaming operations; and changes in economic conditions, industry competition and gaming products. See "Description of Business - Risk Factors."

CURRENCY

Unless otherwise indicated, in this annual report on Form 20-F (the "Annual Report") all references herein are to Canadian dollars.

                                TABLE OF CONTENTS

Part I                                                                  Page No
------                                                                  --------

Item 1.        Identity of Directors, Senior Management and Advisers          1

Item 2.        Offer Statistics and Expected Timetable                        1

Item 3.        Key Information                                                1

Item 4.        Information on the Registrant                                  9

Item 5.        Operating and Financial Review and Prospects                  18

Item 6.        Directors, Senior Management and Employees                    23

Item 7.        Major Shareholders and Related Party Transactions             31

Item 8.        Financial Information                                         34

Item 9.        The Offer and Listing                                         35

Item 10.       Additional Information                                        37

Item 11.       Quantitative and Qualitative Disclosure About Market Risk     59

Item 12.       Description of Securities Other Than Equity Securities        59

Part II
-------

Item 13.       Defaults, Dividends Arrearages and Delinquencies              59

Item 14.       Material Modifications to the Rights of Security
               Holders and Use of Proceeds                                   59

Item 15.       Controls and Procedures                                       59

Item 16.       [Reserved]                                                    60

Part III
--------

Item 17.       Financial Statements                                          60

Item 18.       Financial Statements                                          60

Item 19.       Exhibits                                                      60
               (a)     Index to Financial Statements
               (b)     Exhibits

                                     PART I
                                     ------


ITEM 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.


ITEM 2     OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.


ITEM 3     KEY INFORMATION

A.     SELECTED FINANCIAL DATA
       -----------------------

The following table presents selected consolidated financial data of the Registrant for the fiscal years 1998, 1999, 2000, 2001 and 2002. This information should be read in conjunction with the Financial Statements included elsewhere in this Annual Report. The Financial Statements have been audited by Loewen, Stronach & Co., Chartered Accountants, the Registrant's independent accountants. The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Note 12 to the Financial Statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP"), as they relate to the Registrant, and a reconciliation to US GAAP of the Registrant's net income and stockholders' equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 12 to the Financial Statements.


                          2002        2001        2000        1999        1998
                          Cdn$        Cdn$        Cdn$        Cdn$        Cdn$

OPERATING DATA:

Revenue                 $14,931     $24,528     $18,444    ($18,162)    $13,492
General And
  Administrative
  Expenses            2,458,754   1,748,034   1,332,567     641,181     362,321
Net (Loss) from
  Continuing
  Operations
  - Canadian GAAP    (2,602,640) (2,184,080) (1,314,123)   (659,343)   (880,054)
  -  US GAAP         (2,472,205) (2,051,962) (1,956,433) (2,587,016) (3,376,665)
Net (Loss) Per Share
 - Canadian GAAP          (0.06)      (0.08)      (0.07)      (0.04)      (0.06)
 -  US GAAP               (0.06)      (0.07)      (0.10)      (0.15)      (0.22)

                          2002        2001        2000        1999        1998
                          Cdn$        Cdn$        Cdn$        Cdn$        Cdn$

BALANCE SHEET DATA;

Working Capital
 (Deficiency)           $64,291     $18,214    $(39,093)    $74,099    $354,960
Total Assets
 - Canadian GAAP      3,708,525   3,739,902   3,500,905   2,573,825   2,192,951
 -  US GAAP             940,209     845,677     462,464     159,256     493,315
Total Liabilities       351,687     168,434     136,688      77,836      81,977
Shareholders Equity
 - Canadian GAAP      3,356,838   3,571,468   3,364,217   2,495,989   2,110,974
 - US GAAP              588,522     677,243     325,776      81,420     356,338
Long-Term
 Obligations             17,253      36,687           -           -           -


CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$") in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

                                2002       2001       2000       1999       1998
                              ------     ------     ------     ------     ------
            End of period     1.5737     1.5298     1.4694     1.5055     1.4490

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar ("US$") expressed in terms of one Canadian dollar ("Cdn$").

                              High             Low
                              ----             ---
     January 2003           1.5750          1.5220
     December 2002          1.5800          1.5478
     November 2002          1.5903          1.5528
     October 2002           1.5943          1.5607
     September 2002         1.5863          1.5545
     August 2002            1.5963          1.5523

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this Annual Report all references herein are to Canadian Dollars.

The noon rate of exchange on February 13, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US $0.6579 (US$1.00 = Cdn$1.5199).

B.     CAPITALIZATION AND INDEBTEDNESS
       -------------------------------

     Not Applicable.

C.     REASONS FOR THE OFFER AND USE OF PROCEEDS
       -----------------------------------------

     Not Applicable.

D.     RISK FACTORS
       ------------

The securities of the Registrant are highly speculative. In evaluating the Registrant, it is important to consider that the Registrant is in the preliminary stage of its operations as a developer of emerging gaming entertainment facilities. A prospective investor or other person reviewing the Registrant should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Registrant's business including the following:

Limited History of Operations

The Registrant has a limited history of operations. The Registrant currently has only begun generating revenues from online operations. Most of the Registrant's initial revenues will come from its www.horsepowerworldpool.com internet web site. Each of the Registrant's proposed racetracks is in the start-up phase. The Registrant does not expect to receive any revenues from land based operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any approvals will be obtained for the proposed racetracks, that the Registrant will obtain the required financing or that the Registrant or its strategic partners will be able to manage the proposed racetracks in a profitable manner.

Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this critical stage, many of which may be beyond the Registrant's or its affiliates' control, including, but not limited to, the regulatory environment in which the Registrant expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Registrant or its affiliates will be able to implement their business strategies, successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. The Registrant will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Registrant may be unable to carry out its business plan.

Material Litigation Related to the Gun Lake Project

The Registrant has filed a complaint against the Gun Lake Band and certain other parties seeking, among other things, to enforce its agreement related to the Gun Lake Project. The trial court dismissed the lawsuit on the basis of the defendants' sovereign immunity. The Registrant applied for permission for a review of these issues with the Michigan Supreme Court and is considering a Supreme Court appeal. See Item 8, "Financial Information - Litigation". There can be no assurance that the Registrant will participate in the Gun Lake Project or that the Registrant will be able to enforce its agreement with the Gun Lake Band. Litigation is time consuming, complex, costly and uncertain.

Governmental Regulations; Uncertainty of Obtaining Gaming Licenses

Gaming establishment operations are subject to extensive federal, provincial and local regulations. Federal, provincial and the applicable local authorities will require various licenses, permits and approvals to be held by the Registrant and its management company. The gaming commissions may, among other things, revoke a gaming license, or the license of any individual or registered entity. The Registrant has not obtained any government licenses, permits and approvals necessary for the operation of the proposed gaming activities. Gaming licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Registrant's Horsepower(R) World Pool racing system operations for Vancouver Thoroughbred Park will require various approvals from the gaming authorities, provincial and city government, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Registrant's projects are subject to risks from political and economic uncertainty, which are beyond the control of the Registrant. The application processes for securing gaming licenses are extremely complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Registrant's proposed gaming projects are subject to change and variation prior to the Registrant and its joint venture partners obtaining the required gaming licenses. To a certain extent, the gaming licensing process is a political process and the Registrant and its joint venture partners may face delays in obtaining gaming licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Registrant anticipates it will need to raise approximately US $1,500,000 to meet its operating budget for the fiscal year ending August 31, 2003. The Registrant has not completed the financing to meet its operating budget through August 31, 2003. The Registrant requires further financings to continue its operations. If additional financing is not available at all or on acceptable terms, the Registrant may have to substantially reduce or cease its operations.

The development of the Registrant's business will depend upon increased cash flow from operations and the Registrant's ability to obtain financing through private placement financing, public financing or other means. The Registrant currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Registrant is through the sale of equity and debt capital. While the Registrant has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Registrant cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant's future results and which could result in a material adverse effect on an investment in the Registrant's securities.

Need for Additional Financing to Fund Major Potential Projects

The Registrant has not completed the financing to complete some of the projects outlined in its business plan or to fund its operating budget through August 31, 2003.

Other than TAC's commitment related to the Richmond Equine Training Centre and the Vancouver Thoroughbred Park to purchase 6 million common shares for US $24 million, the development of each project will depend solely upon the Registrant's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.

If the Registrant cannot obtain sufficient capital to fund its projects, some or all of its planned projects may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant's future results of operations.

Dependence on Key Personnel

The Registrant currently has 12 persons working full time who function primarily in management, supervisory and administrative capacities. The Registrant's success is highly dependent upon the performance of its key personnel. Particularly, Kim Hart, a director and the Chief Executive Officer of the Registrant, who has relationships in the gaming and horseracing industries. The Registrant currently has consulting contracts with its key personnel, and effective May 22, 1998, the Registrant has $1,000,000 of directors, officers and Registrant reimbursement liability insurance. The Registrant does not maintain key-man life insurance. The loss of the services of senior management and/or key personnel could have a material and adverse effect on the Registrant, its business and results of operations.

Reliance on Strategic Partners and Joint Ventures

The Registrant's success depends to a significant extent on the performance and continued service of certain independent contractors. The Registrant has hired and contracted the services of professional providers for government consulting, environmental, construction, real estate, engineering, architectural and planning services.

Gaming Industry Risks

The Registrant's gaming projects are speculative by their nature and involve a high degree of risk. The gaming business is subject to a number of factors beyond the Registrant's control including changes in economic conditions, industry competition, management risks, changes in gaming products, variability in operating costs, changes in government and changes in regulatory authorities' rules and regulations.

Risk of Change in Sovereign Status of Kahnawake First Nations Territory

The Registrant currently operates its Horsepower(R) World Pool system on the Kahnawake First Nations Territory in Quebec, Canada. While the Registrant believes that the sovereign status of the Territory is recognized or not challenged by the Canadian federal or provincial governments, there is no assurance that the situation will not change forcing the Registrant to seek to relocate in another jurisdiction with suitable gaming and tax laws and status which may result in increased costs to the Registrant or disruption to the Registrant's business.

Real Property Ownership Risks

The Registrant is negotiating an option to acquire 100 acres in Richmond, British Columbia, Canada. All real property investments are subject to an element of risk. Such investments are affected by general economic conditions, local real estate markets, demand for leased premises, competition from other available premises and various other factors. If real property is acquired, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made throughout the period of ownership of real property regardless of whether the property is producing any income. If the Registrant or its affiliates are unable to meet mortgage payments on any property, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or sale.

Real property investments are relatively illiquid. Such illiquidity will tend to limit the Registrant's ability to vary its portfolio promptly in response to changing economic or investment conditions.

Construction Risk

Historically, most sectors of the construction industry have been cyclical and have been significantly affected by changes in general and local economic conditions, levels of consumer confidence, employment and income, housing demand, interest rates and the availability of financing. The Registrant's participation in its planned projects will be subject to construction risks such as availability and cost of financing, materials and labour; environmental risks; changes in government regulation and increases in government fees. In addition, the availability of land for development and permitted uses may be constrained by government regulation. Development activities are also subject to the risks of inability to obtain, or delays in obtaining, all necessary zoning, land-use, building and other required government permits and authorizations.

Further risks associated with the gaming development industry include the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomical; and the risk that construction may not be completed on schedule, resulting in increased debt service expense and construction costs. Delays in construction schedules may be caused by factors not within a developer's control, such as adverse weather conditions, labour disputes, material shortages and regulatory delays. In addition, developers are subject to the risk of natural disasters such as fire, floods and earthquakes, which can cause substantial delays and costs.

Delays in Completion of Construction Projects


The Registrant anticipates that it will derive significant growth in revenues from its Horsepower(R) World Pool Internet web site. The Registrant is subject to a number of risks relating to delays in obtaining a long term lease for the racetrack and grandstands at Hastings Park in Vancouver, British Columbia, and delays to its plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond and completing construction facilities housing such projects. Such risks include the unavailability of materials and labour, the abilities of the sub-contractors to complete work competently and on schedule, the surface and subsurface conditions of the land underlying the project, weather, economic and other ordinary risks of construction or other occurrences that may hinder or delay the successful completion of a particular project and the revenues from operating the Vancouver racetrack. Many of these factors are beyond the control of the Registrant.

In addition, where the Registrant undertakes the obligation to construct a facility to house a gaming project, the Registrant must contract with professionals, subcontractors and suppliers of materials based on a schedule and critical path analysis plan. If construction of a project does not proceed in accordance with the anticipated schedule, the Registrant will, in most instances, experience increased administrative, financing and other costs associated with the project. The failure to complete a particular project on schedule or at the anticipated price may reduce or eliminate profits, or result in a loss.

Government Construction Regulations and Environmental Matters

The Registrant's participation in its planned projects will be subject to a variety of statutes and rules regulating certain environmental and developmental matters, as well as building design and site design. In particular, the Registrant will be required to obtain the approval of numerous governmental authorities regulating such matters as permitted land uses, levels of density and the installation of utility services such as electricity, water and waste disposal. In addition, development fees, some of which may be substantial, are typically imposed by municipal authorities to defray the cost of providing certain governmental services and public improvements. The amount of such charges cannot always reliably be predicted and may arise after lands are acquired. The Registrant will also be required to obtain numerous government approvals and permits before it can commence construction of projects and obtaining such approvals and permits can require substantial expense, time and risk. The Registrant's participation in its planned projects may be subject to additional costs or delays or may be precluded entirely from building its projects because of "no growth" or "slow growth" initiatives, building permit allocation ordinances, building moratoriums or similar government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Low-Priced Stocks are Subject to Greater Disclosure Requirements

The Securities and Exchange Commission adopted rules ("Penny Stock Rules") that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Registrant fall within the Commission's definition of a penny stock. The closing price of the Registrant's shares on January 15, 2003 was UD $0.11. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level or risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

There Is A Limited Market For the Registrant's Common Stock. If A Market For The Registrant's Common Stock Is Developed, Then The Stock Price May Be Volatile

The Registrant's common stock is traded on the NASD OTC Bulletin Board. However, there is a limited market for the Registrant's common stock and there is no assurance that investors will be able to sell their shares in the public market. The Registrant anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.   actual  or  anticipated  variations  in  our  results  of  operations;
2.   the  Registrant's  ability  or  inability  to  generate  new  revenues;
3.   increased  competition;  and
4.   conditions  and  trends  in  the  gaming  industry.

Further, companies traded on the OTC Bulletin Board have traditionally experienced extreme price and volume fluctuations. Accordingly, the Registrant's stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Registrant's common stock.

The Registrant's Audited Financial Statements Contain a Note about the Registrant's Ability to Continue as a Going Concern

The Registrant's financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2002 the Registrant had an accumulated deficit of Cdn $12,799,808, which if prepared under U.S. GAAP would have been an accumulated deficit of US $20,302,771 The Registrant continues to incur operating losses, including losses of Cdn $2,602,640 during fiscal 2002 (Cdn $2,184,080 in 2001, Cdn $1,314,123 in 2000).
Our ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Registrant to operate the Horsepower World Pool profitably in the future. The Registrant plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Registrant's financial statements were prepared. Under U.S. GAAP, the auditor's report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company's ability to continue as a going concern such as those described in Note 1 to the financial statements.

Foreign Incorporation

The Registrant is incorporated under the laws of the Province of British Columbia, Canada and a majority of the Registrant's directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Registrant or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United
States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.


ITEM 4     INFORMATION ON THE REGISTRANT

A.          HISTORY AND DEVELOPMENT OF THE REGISTRANT

Sungold Entertainment Corp. (the "Registrant"), a British Columbia corporation, and its wholly-owned subsidiaries, Sungold Entertainment USA, Inc., an Arizona corporation, and Horsepower Broadcasting Network Inc., a British Columbia corporation, and Horsepower Broadcasting (HBN) International Limited, a Canadian Federal corporation, are in the business of developing and operating entertainment facilities and online virtual horse racing and online prepaid payment systems.


The Registrant was incorporated on April 7, 1986 pursuant to the British Columbia Company Act, as a British Columbia corporation under the name 307198
          ------------
B.C. Ltd. and commenced trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the "Exchange") on May 3, 1988. The

Registrant's shares were voluntarily de-listed from the Exchange effective at the close of trading December 11, 1997.

Effective May 14, 1999, the common shares of the Registrant were approved for quotation by the National Association of Securities Dealers on the OTC Bulletin Board. Effective September 7, 2001, the common shares of the Registrant were listed and posted for trading on the Frankfurt Stock Exchange.

The Registrant's head office is located at 500 Park Place, 666 Burrard Street, Vancouver, BC, V6C 3P6 (Tel: 604-669-9580). The Registrant's registered office is located at Suite 1880, Royal Centre, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 (Tel: 604-687-5792). The Registrant's agent in the United States is located at 2300 West Sahara Avenue, Suite 500, Box 18, Las Vegas, Nevada, USA, 89102 (Tel: 702-312-6255).

The Registrant changed its name from 307198 B.C. Ltd. to Fircrest Resources Ltd. effective July 9, 1986 by filing special resolutions with the office of the British Columbia Registrar of Companies (the "Registrar"). By special resolutions filed with the Registrar effective October 30, 1991, the Registrant consolidated its authorized capital on a five-for-one basis such that the authorized capital of the Registrant was decreased from 100,000,000 common shares without par value to 20,000,000 common shares without par value and the name of the Registrant was changed from Fircrest Resources Ltd. to NTC Capital Corporation. From 1988 to 1993, the Registrant was engaged in the mineral exploration business. In 1993, the Registrant decided to refocus its principal business and concentrate its resources on developing property for gaming and entertainment. By special resolutions filed with the Registrar effective March 1, 1994, the Registrant changed its name from NTC Capital Corporation to Sungold Gaming Inc. Effective May 26, 1997, the Registrant altered its authorized capital by subdivision of each one common share without par value into three common shares without par value, so that the Registrant's authorized capital was increased from 20,000,000 to 60,000,000 common shares without par value by the filing of special resolutions with the Registrar. At the same time, the Registrant changed its name from Sungold Gaming Inc. to Sungold Gaming
International Ltd. by the filing of special resolutions with the Registrar effective May 26, 1997. Subsequently, the authorized share capital was decreased to 58,875,000 due to cancellation of escrow shares in accordance with
Section 232 of the Company Act (British Columbia). At the Registrant's Annual General Meeting held February 25, 2000, the Registrant's shareholders approved a special resolution providing for a change of name from Sungold Gaming International Ltd. to Sungold Entertainment Corp. The name change was effective March 20, 2000. Management of the Registrant believes that the new name more accurately reflects the future direction and business of the Registrant. At the Registrant's Annual General Meeting held on February 22, 2002, the shareholders approved an increase in the Registrant's authorized capital to 100,000,000 common shares to ensure that there are sufficient shares reserved for future issuance. The shareholders also approved the creation of 100,000,000 Class "A" Preference Shares with a par value of Cdn $10.00 each and the creation of 100,000,000 Class "B" Preference Shares with a par value of Cdn $50.00 each to permit future preferred share financings. The increases to the Registrant's authorized capital were effective June 13, 2002.

The Registrant is a development stage company which means that all of its business opportunities are in the development stage and currently produces no significant revenues from operations. During the three year period ended August 31, 2002, the Registrant has financed its operations by selling $6,961,692 in equity securities. In the same three year period, the Registrant has spent $828,764 in acquisition of capital assets, $973,138 in direct costs and $5,226,562 in indirect overhead and administrative costs (for a total of $7,028,464) on development expenditures related to its entertainment projects, including approximately $828,016 in capital assets, $973,138 in direct costs (for a total of approximately $1,801,154) on its current projects to August 31, 2002. See "Horsepower Broadcasting Network Inc.", "Horsepower Broadcasting Network (HBN) International Limited", "Vancouver Thoroughbred Park "VTP" and Richmond Equine Training Centre "RETC"" and "(R) Project" below.

The Registrant's principal capital expenditures and divestitures currently in progress consist of:

     (1) The Horsepower(R) World Pool Internet based, random, virtual, racing system, source codes, patent, trademarks and worldwide license;

     (2) The rights, title and all intellectual property rights to the SafeSpending(R) anonymous internet payment system;

     (3) Certain computer hardware and software for scaleable operation of multi-user wagering systems; and

     (4) Investment in research and development related to entertainment systems and online payment processing systems.

The Registrant will continue to finance its operations through the issuance of equity and debt financing and through revenues from Horsepower(R) World Pool.

Since the commencement of the Registrant's last completed fiscal year, the Registrant has not received any public takeover offers for its shares from third parties, nor has it made any such offers.

B.          BUSINESS OVERVIEW

The Registrant is currently pursuing four opportunities to develop entertainment, racing and gaming operations (the "Sungold(R) Projects"):

1.     HORSEPOWER BROADCASTING NETWORK (HBN) INTERNATIONAL LIMITED
       -----------------------------------------------------------

The Registrant controls the international rights, title and interest in the Horsepower(R) World Pool Wagering System ("Horsepower(R)"), a random, virtual horseracing pari-mutuel wagering system. Horsepower(R) operates on the Internet and through racetrack operators by Horsepower Broadcasting Network (HBN) International Limited, a wholly-owned subsidiary of the Registrant.


2.     VANCOUVER THOROUGHBRED PARK "VTP"
       ---------------------------------

In fiscal 2001 the Registrant presented a proposal to renovate the Hastings Park horse track facility in conjunction with the construction of a one mile thoroughbred training centre in

Richmond, British Columbia, Canada. The Registrant has a team with development, financing and operations expertise as well as architects that will work to revive the racecourse.

RICHMOND EQUINE TRAINING CENTRE "RETC"
--------------------------------------

The Registrant is in the process of negotiating a new option to acquire property to develop a horse training/auction complex in Richmond, British Columbia (the "Richmond Equine Training Centre").

3.     SAFESPENDING(R) PROJECT
       -----------------------

In May 2001, the Registrant acquired the entire world wide right, title and interest to the internet payment system technology of Safespending Services Inc. ("SafeSpending(R)"). The Safespending(R) internet payment system is a prepaid anonymous cash spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement with SafeSpending(R) includes all copyrights, trademarks, source codes and SafeSpending's(R) intellectual property. The former CEO of Safespending(R) has been retained to work under contract to the Registrant during the transition phase. Under the terms of the agreement the Registrant has agreed to pay a 7.5 percent royalty of net revenue relating to the technology upon the Registrant or its subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sales or license of the technology. The Registrant has been negotiating for a joint venture partner to distribute SafeSpending(R) through retailers (land based) on a worldwide basis. A patent is pending for the anonymous cash payment system in 105 countries.

The Registrant is in the preliminary stages of obtaining the regulatory and other approvals required to develop each of the Sungold(R) Projects. Some of the Registrant's projects are in the development stage and currently produce no revenues. The Registrant's projects are in the gaming/entertainment industry and are subject to significant regulatory requirements.

There can be no assurance that the Registrant will successfully develop all of the Projects currently under development or that such projects, if developed, will generate any revenues or profits from operations.

The Registrant anticipates it will need to raise approximately US $1,500,000 during the fiscal year ending August 31, 2003 to meet its minimum projected expenditures for such period. See "Description of Business - Plan of Operation." There can be no assurance that the Registrant will successfully obtain such financing on acceptable terms.


HORSEPOWER BROADCASTING NETWORK INC. AND HORSEPOWER BROADCASTING NETWORK (HBN) INTERNATIONAL LIMITED


The Registrant controls the international rights, title and interest in the Horsepower(R) World Pool, random, virtual, horserace pari-mutuel wagering system. The Horsepower(R) World Pool

Wagering System ("Horsepower(R)") operates on the internet and through licensed, racetrack operators by Horsepower Broadcasting International (HBN) Limited ("HBN"), a subsidiary company 100% owned and controlled by the Registrant. Horsepower(R) is an animated horseracing jackpot system, which is viewed in real time worldwide. Players can win small prizes or multimillion-dollar jackpots from a $2 wager.

The current revenue for online wagering both in North America and in legal Internet jurisdictions is estimated by Bear Stearns Internet Gaming Report to be US$3.0 billion annually. More important to the Registrant however, is the US$300.0 billion worldwide lottery market and hundreds of racetrack facilities worldwide that can offer Horsepower(R) as a pari-mutuel wager. The Registrant has the exclusive perpetual right and license to market; its Horsepower (R) proprietary system, commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks. Horsepower(R) is now positioned to become a globally branded world pool.

During this fiscal year, the Registrant assisted its wholly owned subsidiary HBN to develop the new Horsepower(R) Internet site for worldwide racetrack introduction.

A system upgrade is currently underway to add a traditional Chinese wagering format for both the Internet and racetrack applications. HBN is assisting by providing technical support in software development, graphics creation, translation services, security back up, licenses, computer hardware, wagering systems and establishing 24x7 hosting operations.

All order processing is being outsourced to licensed international payment processing providers. Horsepower(R) Systems Management and Horsepower(R) Security are internally managed by HBN.

An advertising/affiliate marketing network has been established to develop Horsepower(R) and create awareness of the Registrant as a public corporation.

Horsepower(R) operates for US dollar wagering purposes on the Internet for persons verifying to be of age 21 or over.

Horsepower World Pool Racetrack Program was introduced at the 2002 Breeders Cup at Arlington Park, Illinois, October 26, 2002.

Legal protection is an ongoing priority for the Registrant. All developments in Horsepower(R) are protected by an aggressive patent, trademark and copyright program. Registered trademarks are in place for Sungold(R), Horsepower(R), Quick 6(R) and Safespending(R).

Licensing

HBN received a permanent (client provider authorization) license from the Kahnawakee Gaming Commission in December 2001.

Industry Recognition

In November 2001, the Registrant and HBN were awarded the International Internet Gaming Innovator Award at the Fifth Annual Symposium on Internet Gaming held in Dublin, Ireland. Horsepower(R) was also featured on the front page of Thoroughbred Times Magazine (America's premier weekly Thoroughbred magazine) on September 23, 2001. Recently, Horsepower(R) was referred to as "the wave of the future" by The Blood-Horse Magazine (December 7, 2002).

New China / Taiwan Campaign

On January 1, 2003 HBN launched a new online marketing campaign aimed at the China/Taiwan market in conjunction with Lycos Asia. This campaign will be expanded to include both Chinese languages on the new
www.horsepower(R)worldpool.com  website.
                          ----


VANCOUVER THOROUGHBRED PARK

In 2001, the Registrant presented a proposal to renovate the Hastings Park horse track facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond, British Columbia, Canada. The Registrant has a team with extensive development, financing and operations expertise as well as architects that will work to revive the racecourse. This proposal will be open to a possible joint venture with a new emphasis on the core live racing product. This proposal will not involve slot machines but it is anticipated that government approvals will be necessary for the new Horsepower(R) World Pool Racetrack program to be included at the Hastings Park Thoroughbred racecourse.

The Registrant has entered into a Letter of Intent with TAC International Investments LLC. ("TAC") which may provide the Registrant with US$24,000,000 in financing for racecourse development in British Columbia. The Letter of Intent between the Registrant and TAC grants TAC an option to purchase 6 million shares of the Registrant's common stock for $4 US per share until October 1, 2003.

Vancouver Thoroughbred Park Racing Days, Licenses and Long Term Lease

The approval to operate VTP and policies related to gaming activities are regulated by the Province of British Columbia. The Registrant must submit an application for business licenses required to operate Vancouver Thoroughbred Park. The Registrant must also submit an application to the B.C. Government for authorization to conduct horse racing and to receive race dates for the racing seasons and apply to the B.C. Gaming Commission for approval to operate Horsepower(R) electronic horseracing at Vancouver

Thoroughbred Park. The operator of Vancouver Thoroughbred Park must receive the approval of the Solicitor General before the required permits, licenses and race days will be issued for VTP.

The Registrant anticipates that TAC, pursuant to the TAC Letter of Intent, will subscribe to the purchase of 6 million shares of the Registrant's common stock. See "Richmond Equine Training Centre." The proceeds are expected to be used for the racetrack development.

TAC's agreement to purchase the 6 million common shares of the Registrant expires on October 1, 2003, unless extended by the parties. There can be no assurance that the City of Vancouver or the Province of British Columbia will provide the approval needed to operate the Vancouver Thoroughbred Park before October 1, 2003, if at all, or that TAC will purchase the Registrant's treasury shares in the private placement as agreed. If such private placement is completed, there can be no assurance that the funds will be sufficient to complete Vancouver Thoroughbred Park. If the Registrant is unable to obtain the required approval or financing required to complete the project, the Registrant may abandon its plans to operate Vancouver Thoroughbred Park.

Summary of Governmental Regulation of the Vancouver Thoroughbred Park

Gaming is a highly regulated industry. The process for obtaining regulatory approval for the Vancouver Thoroughbred Park is complex and time consuming. In the future, the federal and provincial legislature may pass legislation that may place additional regulatory requirements on the Registrant's plans to develop or operate the Vancouver Thoroughbred Park.


RICHMOND EQUINE TRAINING CENTRE, RICHMOND, BRITISH COLUMBIA

The Registrant is negotiating an option to acquire 100 acres of land (the "Gilmore Land") from A.C. Gilmore & Sons in Richmond, British Columbia. The Registrant proposes to develop this land into an international-class thoroughbred training/auction facility (the "Richmond Equine Training Centre"). The proposed facility is anticipated to include state of the art backstretch facilities, a 30,000 square foot Equine Therapy Centre, riding trails and an equine sales pavilion.

The proposal is subject to a number of conditions including, among others, the financing, appropriate authorization, approval and permits from the City of Richmond and the Province of British Columbia to develop the project. The Registrant has received an expression of interest from a leading industry operator.

Richmond Equine Training Centre Development and Construction Requirements


The Registrant must produce architectural drawings including the proposed facilities, construction schedule, landscaping schedule and site plan; and engineering reports must be submitted in a "special use" application to the Agricultural Land Reserve Commission. Under the Agricultural Land Reserve Act, the Registrant must complete an agricultural assessment of the Richmond Property to assess the impact of Richmond Equine Training local and regional agriculture.

Status of Richmond Equine Training Centre

The Registrant has undertaken extensive activities related to the development and obtaining regulatory approval for Richmond Equine Training Centre. Below is an outline of the activities undertaken by the Registrant and the status of Richmond Equine Training Centre as of the date of this annual report.

     - The Registrant engaged Hunter Interests of Maryland and Racing Resource Group of Colorado to prepare a study of the British Columbia thoroughbred industry and the economic feasibility for Richmond Equine Training Centre.

     - The Registrant engaged Lea and Associates to produce a traffic study for Richmond Equine Training Centre. Lea and Associates subsequently met with the Ministry of Transportation and Highways and confirmed that the Richmond Equine Training Centre traffic plan to access Highway 91 directly by Nelson Road is consistent with the strategic plans of B.C. Transportation and Highway.

     - The Registrant engaged Ewing, Cole, Cherry and Brott as the master planner and executive architect/consulting architect for the Richmond Equine Training Centre. Ewing, Cole, Cherry and Brott has provided the Registrant consulting services related to site selection and market analysis, prepared preliminary designs for the Richmond Equine Training Centre complex and entered into initial discussions with officials at Richmond Planning and Urban Development.

     - B.C. Soil Scientists Eveco Consultants prepared an agricultural assessment and application strategy for the Gilmore Property for the Registrant. The agricultural assessment indicates that the intended use of the Richmond Property is consistent with the agricultural capability of the surrounding areas and is projected to realize benefits for both local and regional agricultural development.

     - The Registrant engaged Marktrend Research to conduct a survey of Richmond residents and a second survey of Greater Vancouver residents to assess public opinion of the Richmond Equine Training Centre proposed project. The Marktrend results indicate that 70% of those in Richmond with an opinion supported the proposal and planned site of Richmond Equine Training Centre.

     - The Registrant has engaged P.C.L. Constructors to act as the general contractor for Richmond Equine Training Centre. P.C.L. is Canada's leading building contractor and has successfully constructed major arenas, equine centres and racetracks.

     - The Registrant has retained Eikos Planning Inc. to provide consulting services with the City of Vancouver and all provincial agencies affected by the Richmond Equine Training Centre development proposal.


The Registrant's principal markets include North America, Asia and Europe for the Horsepower(R) World Pool Internet site and North America for the installation of Horsepower(R) at racetracks.

The Registrant's business is not seasonal nor does the Registrant require raw materials to conduct its business.

The Registrant's marketing channels are primarily world racetracks as well as the Internet and traditional multimedia.


The regulatory approval process is complex, time consuming and expensive. There can be no assurance that the Registrant will obtain the required financing, appropriate authorization, approval and permits to develop Richmond Equine Training Centre in a timely manner or that the Registrant will successfully develop and construct Richmond Equine Training Centre. TAC's agreement to purchase the 6 million common shares of the Registrant to partially fund
Richmond Equine Training Centre expires on October 1, 2003, unless extended by the parties. There can be no assurance that the Province of British Columbia will provide the approval needed to complete development of Richmond Equine Training Centre before October 1, 2003, if at all, or that TAC will purchase the

Registrant's treasury shares in the private placement as agreed. If such private placement is completed, there can be no assurance that the Registrant will secure additional funds required to complete Richmond Equine Training Centre. Except for the TAC Letter of Intent, the Registrant has no other agreements related to the financing for the Richmond Equine Training Centre. If the Registrant is unable to obtain the required approval or financing required to complete the project, the Registrant may abandon its plans to complete Richmond Equine Park.

As at August 31, 2002, the Registrant expended Cdn $19,821 in direct costs on the Richmond Equine Training Centre project. The Registrant wrote off a Cdn $158,817 option fee as the Registrant abandoned an option to purchase a 227 acre property for the purpose of developing a horse training complex.


C.     ORGANIZATIONAL STRUCTURE

The Registrant has three 100% owned Subsidiaries, Sungold Entertainment USA, Inc., an Arizona United States of America corporation; Horsepower Broadcasting Network Inc., a British Columbia, Canada corporation and Horsepower Broadcasting Network (HBN) International Ltd., a Canadian Federal corporation. The Registrant is in the process of incorporating a fourth subsidiary, Safespending Limited, in the jurisdiction of the Channel Islands.


D.          PROPERTY PLANTS AND EQUIPMENT

The Registrant's corporate headquarters are located in Vancouver, British Columbia. The Registrant leases corporate office space at an annual rent of approximately Cdn $75,000, which includes rent, secretarial services, four offices and the shared use of two boardrooms. The lease term has approximately 22 months remaining on its lease. Management believes these offices are adequate for its needs and that the rates are comparable with market rates.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

During the last three years ending August 31, 2002, the Registrant has funded its business operations, working capital and the development of its gaming interests by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of Cdn $6,961,692.

As of August 31, 2002, the Registrant had Cdn $23,772 cash on hand, Cdn $374,953 in prepaid expenses and Cdn $32,824 in accounts payable. As of August 31, 2001, the Registrant had Cdn$ 104,194 cash on hand. See "Liquidity and Capital Resources."

The Registrant's net losses for the fiscal years ended 2002, 2001 and 2000 were Cdn $2,617,571, Cdn $2,184,080 and Cdn $1,314,123, respectively.

A.     OPERATING RESULTS


Year Ended August 31, 2002 Compared to August 31, 2001


The Registrant had Cdn $19,446 revenue from operation during fiscal 2002 compared to Cdn $12,428 from 2001 and Cdn $(4,526) in foreign exchange loss for fiscal year 2002 compared to Cdn $12,098 gain for 2001. The Registrant had a net loss of Cdn $2,602,640 for fiscal 2002 compared to net loss of Cdn $2,184,080 for fiscal 2001.

Overall the pre-development expenditures and investments for fiscal 2002 were Cdn $(125,909), which represents the addition of Cdn $32,908 less Richmond project option fees of Cdn $158,817 write-off during the year, as compared to Cdn $(144,216) for fiscal 2001. The addition of Cdn $32,908 was due primarily to the expenditures on consulting and legal fees, option fees and other direct costs. Specifically the Vancouver Thoroughbred Park/Richmond Equine Training Centre project pre-development expenditures for fiscal 2002 were Cdn $19,821 compared to Cdn $83,794 in 2001. The Safespending(R) project pre-development expenditures for fiscal year 2002 were Cdn $13,087 compared to Cdn $65,162 in 2001. The Horsepower(R) software development project pre-development expenses for fiscal 2002 were nil compared to Cdn $41,884 in fiscal 2001. The Toledo Beach pre-development expenses for fiscal 2002 were nil compared to Cdn $93,971 for fiscal 2001. The Registrant abandoned the Toledo Beach Project and had written off all related pre-development costs of Cdn $460,574 in 2001.
Litigation expenditures for fiscal 2002 were nil compared to litigation expenditures of Cdn $31,546 in fiscal 2001 related to the Gun Lake project in Michigan.

Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placements totaled Cdn $2,388,010 in fiscal 2002 compared to Cdn $2,391,331 in fiscal 2001.

In fiscal years 2002 and 2001, the Registrant had agreements with two consultants providing full time administration and management services and agreements with ten other consultants providing services such as internet consulting, marketing and corporate development. Management fees for the two agreements respecting management services in fiscal 2002 were Cdn $246,000 compared to Cdn

$246,000 in fiscal 2001. Consulting fees for internet services in fiscal 2002 were Cdn $410,144 compared to Cdn $151,791 in fiscal 2001 which included the payment to a related party, T-SWAT Consulting Ltd., a Company with a common director, totaling Cdn $78,581 for fiscal 2002 compared to Cdn $56, 252 in fiscal 2001. Professional and consulting fees increased to Cdn $242,565 in fiscal 2002 from Cdn $118,716 in fiscal 2001. Investor relations fees increased to Cdn $169,935 in fiscal 2002 from Cdn $93,972 in fiscal 2001. Office expenses reduced to Cdn $60,936 in fiscal 2002 from Cdn $70, 096 in fiscal 2001.

The Cdn $0.06 loss per share for fiscal 2002 compares to Cdn $0.08 loss per share for fiscal 2001 and reflects the Registrant's net loss in the 2002 fiscal year.

Year Ended August 31, 2001 Compared to August 31, 2000

The Registrant had Cdn $24,528 in net revenues for fiscal 2001 compared to net revenues of Cdn $18,444 for fiscal 2000 due primarily to foreign exchange gain
(loss). The Registrant had Cdn $12,428 from operation during fiscal 2001. The Registrant had a net loss of Cdn $2,184,080 for fiscal 2001 compared to net loss of Cdn $1,314,123 for fiscal 2000.

Overall the pre-development expenditures and investments for fiscal 2001 were Cdn $(144,216) which represents the addition of Cdn $316,358 less Toledo Beach Project of Cdn $460,574 write-off during the year which compared to Cdn $623,872 for fiscal 2000. This was due primarily to the expenditures on developing, licensing and start-up costs of the Horsepower2 System and the Toledo Beach Project in Michigan, USA. Specifically, the Horsepower2 System pre-development expenses for fiscal 2001 were Cdn $41,884 compared to Cdn $17,115 in fiscal 2000; the Toledo Beach pre-development expenses for fiscal 2001 were Cdn $93,971 compared to Cdn $270,569 for fiscal 2000. The Registrant decided to abandon the Toledo Beach Project and has written off all related pre-development costs of Cdn $460,574. Litigation expenditures for fiscal 2001 were Cdn $31,546 compared to litigation expenditures of Cdn $54,615 in fiscal 2000 related to the Gun Lake project in Michigan; the racetrack pre-development expenditures for fiscal 2001 were Cdn $83,794 compared to Cdn $281,573 in 2000 and the Safespending(R) project for fiscal year 2001 were Cdn $65,162 compared to nil in 2000.

Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placement totaled Cdn $2,391,331 in fiscal 2001 compared to Cdn $2,123,061 in fiscal 2000.

Management fees in fiscal 2001 were Cdn $246,000 compared to Cdn $186,500 in fiscal 2000. Consulting fees for internet services in fiscal 2001 were Cdn $151,791 compared to NIL in fiscal 2000, which include the payment to Jeff Grant. Jeff Grant, who became a director of the Registrant subsequent to the year ended August 31, 2001, was paid a consulting fee during the year ended August 31, 2001 totaling Cdn $56,252. In fiscal 2001, the Registrant had two full-time personnel involved in administration and management. In 2000, the Registrant also had two full-time personnel involved in administration and management. Professional and consulting fees increased to Cdn $118,716 in fiscal 2001 from Cdn $98,061 in fiscal 2000. Investor relations increased to Cdn $93,972 in fiscal 2001 from Cdn $18,405 in fiscal 2000. Office expenses increased to Cdn $70,096 in fiscal 2001 from Cdn $45,753 in fiscal 2000.

The Cdn $0.08 loss per share for fiscal 2001 compares to Cdn $0.07 loss per share for fiscal 2000 and reflects the Registrant's net loss in the 2001 fiscal year.

Year Ended August 31, 2000 Compared to August 31, 1999

The Registrant had Cdn $18,444 in net revenues for fiscal 2000 compared to net revenues of Cdn ($18,162) for fiscal 1999 due primarily to foreign exchange gain
(loss). The Registrant had no revenues from operation during the periods. The Registrant had a net loss of Cdn $1,314,123 for fiscal 2000 compared to net loss of Cdn $659,343 for fiscal 1999.

Overall the pre-development expenditures and investments for fiscal 2000 were Cdn $623,872 compared to Cdn $659,933 for fiscal 1999. This was due primarily to the expenditures on the Richmond Equine Training Centre in British Columbia, Canada and the Toledo Beach Project in Michigan, USA. Specifically, the Richmond Equine Training Center pre-development expenditures for fiscal 2000 were Cdn $281,573 compared to Cdn $349,668 in fiscal 1999; the Toledo Beach pre-development expenditures for fiscal 2000 were Cdn $270,569 compared to Cdn $96,034 for fiscal 1999. Litigation expenditures for fiscal 2000 were Cdn $54,615 compared to litigation expenditures of Cdn $214,231 in fiscal 1999 related to the Gun Lake project in Michigan; the Horsepower2.com Network project pre-development expenditures for fiscal 2000 were Cdn $17,115 compared to nil in 1999.

Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placement totaled Cdn $2,123,061 in fiscal 2000 compared to Cdn $1,044,358 in fiscal 1999.

Management fees in fiscal 2000 were Cdn $186,500 compared to Cdn $151,000 in fiscal 1999. In fiscal 2000, the Registrant had two full-time personnel involved in administration and management. In 1999, the Registrant also had two full-time personnel involved in administration and management. Professional and consulting fees decreased to Cdn $98,061 in fiscal 2000 from Cdn $171,857 in fiscal 1999. Investor relations increased to Cdn $18,405 in fiscal 2000 from Cdn $11,724 in fiscal 1999. Office expenses increased to Cdn $45,753 in fiscal 2000 from Cdn $32,150 in fiscal 1999.

The Cdn $0.07 loss per share for fiscal 2000 compares to Cdn $0.04 loss per share for fiscal 1999 and reflects the Registrant's net loss in the 2000 fiscal year.

As the Registrant's only revenue-producing technology (the www.horsepowerworldpool.com website) is in the early startup stage, income from operation is not material at this point. However, the Registrant anticipates that the system will continue to develop more revenues as the player base develops.

The gaming industry has been traditionally relatively unaffected by inflation, as gaming is not a product-to- inventory but rather an entertainment service oriented business. It is not clear how the online gaming industry will be affected other than it will probably be similar to other established gaming business models.

The Registrant is deriving its revenues in US$ and paying the bulk of its expenses in Canadian funds so at present the Registrant enjoys a healthy spread between the currencies. There can be no guarantee that this will continue to be the case although the Registrant will maintain its current policy until there is reason to follow another policy.

As the online gaming industry is an international enterprise the international political situation will have some affect on business operations but at present there is no particular country that would have a profound effect on the Registrant's early stage operation.

B.          LIQUIDITY AND CAPITAL RESOURCES

As at January 31, 2003, the Registrant had approximately US $9,092(Cdn $13,833) cash on hand.

The Registrant has a planned operating budget of US $1,500,000 (Cdn $2,282,250) for the fiscal year ended August 31, 2003. The Registrant currently does not have sufficient funds to fund its operations through the fiscal year ended August 31, 2003, and will be required to raise additional funds from, operations or through equity or debt financing. The Registrant anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

There can be no assurance that the Registrant will have sufficient financing to meet its actual expenditure requirements or that additional financing will be available on terms acceptable to the Registrant. There can be no assurance that the Registrant's actual expenditures for the fiscal year ending August 31, 2003 will not exceed the Registrant's estimated operating budget. If the actual expenditures for such cost exceed the estimated costs or if events occur that require additional expenditures, the Registrant will be required to raise additional financing or to defer expenditures to meet other obligations. The failure to meet certain expenditures may cause the Registrant to default on material obligations and such default may have a material adverse effect on the Registrant's business and results of operations. If the Registrant is unable to obtain additional financing on acceptable terms, the Registrant will be unable to meet its obligations and the Registrant may be forced to abandon its interest in its gaming projects and write off its investment.

The  following  is a summary of the Registrant's financing activities during the fiscal  years  ending  August  31,  2000,  2001  and  2002:

     1. During the year ended August 31, 2000, the Registrant issued 4,514,511 common shares pursuant to private placements, the exercise of incentive share purchase options and the exercise of share purchase warrants for Cdn $2,123,061.

     2. During the year ended August 31, 2001, the Registrant issued 12,278,800 common shares pursuant to private placements, the exercise of incentive share purchase options, the exercise of share purchase warrants and debt settlement for Cdn $2,450,621

     3. During the year ended August 31, 2002, the Registrant issued 15,666,666 common shares pursuant to private placements, the exercise of incentive share purchase options and the exercise of share purchase warrants and for Cdn $2,388,010.

Since August 31, 2002, the Registrant issued 11,500,000 private placement shares for approximately Cdn $885,000 (US $ 581,000) and granted the share purchasers an aggregate of 11,500,000 share purchase warrants.

While the Registrant has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Registrant may be forced to curtail some of its gaming development efforts to a level for which funding can be secured through new investment or joint venturing. If the Registrant cannot raise or arrange to obtain the cash requirements necessary to meet its minimum obligations for the Richmond Equine Training Centre, the Vancouver Thoroughbred Park and the
SafeSpending(R) Project, some of its gaming projects may be forfeited. The Registrant believes its minimum financial obligations during the fiscal year ending August 31, 2003 will be approximately US $1,500,000. The Registrant anticipates it will finance the Richmond Equine Training Centre by issuing six million common shares to TAC International Investments LLC for US $4.00 per share pursuant to a Letter of Intent. The Registrant has TAC's commitment to purchase six million shares of the Registrant under the TAC Letter of Intent for US $24 million; the Registrant has not obtained any firm commitment to finance the Richmond Equine Training Centre. There can be no assurance that such financing will be obtained on acceptable terms. In 2002, the Registrant has financed the Horsepower(R) World Pool system with equity financing. The Registrant anticipates it will finance the Horsepower(R) World Pool system and the SafeSpending(R) Project primarily through revenues from the Horsepower(R) World Pool system.

Although the Registrant does not currently have adequate funds available to finance its operations through August 31, 2003, the Registrant believes it will obtain such funds.

The Registrant's liquidity depends largely on the established financing capabilities of its principals and on its ability to access the capital markets or to enter into joint venture agreements. Although the Registrant has no plans to acquire additional projects or to explore new opportunities in fiscal 2003, the Registrant may enter into arrangements to do so if management determines that such projects are economically viable and in the best interest of the Registrant's shareholders. Such acquisition may affect the Registrant's ability to access the capital markets or to enlist new joint venture partners. The Registrant does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Registrant's liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Registrant relies on private placements, investment by related parties and revenues from the www.horsepowerworldpool.com wagering site for the working capital necessary for its operations. It is anticipated that financings will continue to be achieved through these means as well as through potential joint ventures. The Registrant has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Registrant's projects.

As at August 31, 2002, the Registrant's only obligation under capital leases are three computer hardware leases expiring November 2003 through June 2004. The balance on the leases as at August 31, 2002 was Cdn $52,724 (Cdn $16,037 of which was a current obligation and Cdn $36,687 of which was a non-current obligation). Otherwise the Registrant has maintained a policy of operating in a debt free state. The Registrant expects to continue to operate from equity investment and cash flow from the www.horsepowerworldpool.com site. The
Registrant  does  not  have  any  material commitments for capital expenditures.

C.          RESEARCH AND DEVELOPMENT

The Registrant has not expended any funds over the last three years on "Research and Development" as that term is defined in the CICA Handbook. The Registrant has, however, expended the following amounts directly in connection with software development of the Horsepower(R)World Pool system through its wholly owned subsidiary, Horsepower Broadcasting Network Inc. over the past three years:

         Pre-development costs      Computer     Computer
Year     - Consulting and legal     Hardware     Software           Total

2000           17,115               183,976      225,960            427,051

2001           41,884                 7,009      349,481            398,374

2002                -                 3,112        4,579              7,691

               58,999               194,097      580,020            833,116

The Registrant has been entirely in the development business until late in the last fiscal year when the www.horsepower2 site began operating as a 24 hour wagering site. Consequently a significant amount of the Registrant's expenditures have been related to software research and development. The
Registrant's plans for its software research and development expenditures for fiscal 2003 and beyond will represent an ever decreasing percentage of the Registrant's budget as advertising and marketing the online products take a larger and larger role.

D.     TREND INFORMATION

The Registrant does not have sufficient history of operations, because it has been in the development stage until late in the last fiscal year, to be able to ascertain any trends in production, sales or costs. The Registrant is unaware of any trends, uncertainties, demands, commitments or events that are likely to have a material effect on its net sales or revenues, income from operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except that the Registrant plans to exploit the trend towards online delivery of wagering systems and focus primarily on the trend towards racetrack friendly alternative wagering which the Registrant believes is in the initial stages of a major international expansion.

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Registrant are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Registrant's Articles. The Registrant's last annual regular general meeting was held on February 22, 2002. The next annual regular general meeting is scheduled for February 21, 2003. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors.

As at January 15, 2003, the following persons were directors and/or executive officers of the Registrant:

--------------------------------------------------------------------------------
                                                  NUMBER OF        PERCENTAGE
                          POSITION WITH           COMMON SHARES    OF ISSUED
NAME                      THE REGISTRANT          OWNED(1)         COMMON SHARES
--------------------------------------------------------------------------------
Kim N. Hart (2)           Director, President       42,450,988     47.06%
                          And Chief Executive
                          Officer
--------------------------------------------------------------------------------
Donald R. Harris (2)      Director and               6,585,600     10.85%
                          Chairman of the Board
--------------------------------------------------------------------------------
Anne Kennedy              Director and Secretary     1,586,800      2.65%
--------------------------------------------------------------------------------
Walter Wolff (2)          Director                     309,000       .521%
--------------------------------------------------------------------------------
Louis Hop Lee             Director                     100,000       .169%
--------------------------------------------------------------------------------
Michael Daniel            Director                     236,000       .398%
Bennett (3)
--------------------------------------------------------------------------------
Jeff Grant                Director                     386,000       .651%
--------------------------------------------------------------------------------
Larry Simpson             Director                     500,000       .843%
--------------------------------------------------------------------------------
Art Cowie                 Director                     300,000       .507%
--------------------------------------------------------------------------------
Melvin Reeves             Director                     0(4)
--------------------------------------------------------------------------------

(1)  Includes  any  options  and  warrants  exercisable  within  60  days.
(2)  Audit  Committee  Member
(3) Did not stand for re-election at the Annual General Meeting held February 21, 2003.
(4) Mr. Reeves was appointed on January 24, 2003. He acquired 2,000,000 common shares (3.38%) of the Registrant on January 24, 2003.



Management changes which were made from December, 2001 through January, 2003 took place in order to enhance the Registrant's management expertise in the Registrant's principal business undertaking of developing the Horsepower(R) World Pool random, virtual, horserace pari-mutuel wagering system at racetracks, online payment processing, and broadcasting the Horsepower(R) World Pool system on the internet twenty-four hours a day.

No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant.

None of the Registrant's directors or executive officers is party to any arrangement or understanding with any other person pursuant to which such individual was elected as a director or officer or member of senior management of the Registrant.

The following is a brief biographical information on each of the officers and directors listed above:

KIM  N.  HART, age 46, has served as President and Chief Executive Officer since
May 1, 1998 and as a director since May 1, 1998. Mr. Hart has 27 years experience in management, marketing, developing pari-mutual wagering, horseracing, horse breeding and in financing public and private companies. Mr. Hart is a past director and Vice-President of the Horsemen's Benevolent and Protective Association of British Columbia, active in the Richmond Asian Pacific Business Association, Canadian Chamber of Commerce and the American Chamber of Commerce

DONALD R. HARRIS, age 68, has served as a director since January 13, 1998 and Chairman of the Board since December 1999. Mr. Harris is the President and CEO of TAC International Investment LLC, a private investment company, and the Chairman of the Board and CEO of Town's Edge Properties, Inc., a developer of multiple residential and commercial properties, for over 31 years.

ANNE KENNEDY has served as Corporate Secretary since December 1, 1999 and as a director since June 1, 1998. Ms. Kennedy has over 20 years experience as a Realtor, co-owner of a private insurance firm and as a budget analyst for a major oil company. Ms. Kennedy provides regulatory reporting, shareholder communications, office administration and management services for the Registrant.

WALTER WOLFF, age 58, was appointed director on February 16, 2001. Mr. Wolff has owned and operated restaurants, bakeries and food processing facilities for 32 years. European trained Mr. Wolff has been the Chef for some of the world's most renowned establishments such as the De Bergues in Geneva, the Queen Elizabeth in Montreal and as the Head Chef for Expo '67 in Montreal, Canada. Walter has served as a director on a number of Canadian public and private companies.


JEFF GRANT, age 34, was appointed director on December 20, 2001. Mr. Grant is a systems architecture and database design consultant specializing in knowledge of Oracle database also systems security and performance training consultant for large corporate networks including Bank of Montreal, Human Resource Development of Canada, Oracle, SNV International, Gencor Corp., Amazon.com, Home Hardware, EMI Music Canada, BMG, Nettwerk Records, Bryan Adams, Sarah McLachlan.

LOUIS HOP LEE, age 54, was appointed director on June 25, 2002. Mr. Lee is a graduate of the University of California at Berkeley in Social Sciences (B.A.) and Hastings School of Law, University of California (J.D.); Mr. Lee practiced law in San Francisco. He also served as a Commissioner and President of the Civil Service Commission of San Francisco from 1979 to 1989. Recently Mr. Lee served in corporate communications for Chinadotcom Corporation, a leading Internet company in Asia.

LARRY SIMPSON, age 46, was appointed director on October 11, 2002. Mr. Simpson has 24 years of sales, marketing and public relations experience in the fields of horseracing, gaming, sports and leisure. He has been involved in both thoroughbred and standardbred horse ownership and syndication. Mr. Smpson has published, managed and written for many leading thoroughbred and standardbred publications over the past 15 years. Mr. Simpson has also been involved in charity work for equine research, lecturing on handicapping, arranging new owner seminars and freelance writing for racing and gaming publications.

ART COWIE, B.A., M.Sc., age 68, was appointed director on January 15, 2003. Mr. Cowie has been a Community Planner, landscape architect and government affairs consultant. He has an extensive public service record including Member of the Legislature of British Columbia, Chairman of Vancouver Board of Parks and Recreation and Director of the Pacific National Exhibition. Mr. Cowie is also a member of the British Columbia and Canadian Institutes of Planning, past President of the British Columbia Society of Landscape Architects and a Fellow of the British Columbia Society of Landscape Architects. Mr. Cowie is the designer for the Registrant's proposed Hastings Park one-mile racecourse retrofit.

MELVIN R. REEVES, B.Comm., M.Sc., LLb., age 50, was appointed director on January 24, 2003. Mr. Reeves has been a member of the Law Society of British Columbia and the Canadian Bar Association for over 22 years. Combined with his Bachelor of Commerce degree in finance and his Masters degree in International Business, he brings over 30 years business experience to the Registrant. Mr. Reeves is a past member of the Canadian Governor General's Canadian Study conference on the Impact of Changing Technology on Canadians. Mr. Reeves has been a principal and operator in three RE/MAX franchises in North America representing the interests of franchisors and realtors for over 12 years. Mr. Reeves was the Chairman and Chief Executive Officer of Impark Services Ltd., Canada's largest parking services group.

None of the directors or executive officers of the Registrant have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

B.     COMPENSATION

The Registrant does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Registrant other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including any committee participation or special assignments.

The Registrant grants stock options to directors, executive officers and employees. See "Options to Purchase Securities from the Registrant or Subsidiary".

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended August 31, 2002, to directors and executive officers:


Director and Executive Officers     Salary/Bonus     Other Compensation(1)

-------------------------------     ------------     ---------------------
Kim N. Hart                             nil          Cdn $168,000(1)
Anne Kennedy                            nil          Cdn $78,000(1)

Jeff Grant                              nil          Cdn $78,581(2)
Alan Weinrib                            nil          Cdn $36,000(3)(5)
Michael Bennett                         nil          Cdn $36,000(4)(5)


The aggregate amount of compensation paid by the Registrant during the fiscal year ended August 31, 2002 to all officers and directors as a group was
$396,581.  (1)  (2)  (3)  (4)

     (1)  Compensation  paid  pursuant  to  management  agreements.
     (2) Compensation paid pursuant to internet services consulting agreement. Mr. Grant also indirectly received Cdn $7,130 during fiscal 2002, in payments to software consulting services companies of which he is a director.
     (3)  Compensation  paid  pursuant  to  marketing  services  agreement.
     (4)  Compensation  paid  pursuant  to  corporate  development  agreement.
     (5) Directors during the fiscal year ended August 31, 2002, however no longer directors as at the date of this Annual Report

No amounts have been set aside or accrued by the Registrant during fiscal 2002 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

The following table sets forth details of the compensation paid during the Registrant's fiscal year ended August 31, 2001, to directors and executive officers:


Director and
Executive Officers   Salary/Bonus     Other Compensation(1)
------------------   ------------     ---------------------
Kim N. Hart             nil           Cdn $168,000(1)
Anne Kennedy            nil           Cdn $78,000(1)
Steven S. Marette       nil           Cdn $25,753(2)
Peter E. Morgana        nil           Cdn $25,753(2)
Jeff Grant(2)           nil           Cdn $56,262(3)



The aggregate amount of compensation paid by the Registrant during the fiscal year ended August 31, 2001 to all officers and directors as a group was $297,506. (1) (2)

(1)Compensation  paid  pursuant  to  management  agreements.
(2)Compensation  paid  pursuant  to  internet  services  consulting  agreements.
(3)Mr. Grant did not become a director of the Registrant until after the fiscal year ended August 31, 2001; however, he was paid a consulting fee during the fiscal year ended August 31, 2001.

No amounts have been set aside or accrued by the Registrant during fiscal 2001 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.


The following table sets forth details of the compensation paid during the Registrant's fiscal year ended August 31, 2000, to directors and executive officers:

Director and Executive Officers     Salary/Bonus     Other Compensation
-------------------------------     ------------     ------------------
Kim N. Hart                           nil            Cdn $147,000
Anne Kennedy                          nil            Cdn $73,500


The aggregate amount of compensation paid by the Registrant during the fiscal year ended August 31, 2001 to all officers and directors as a group was $186,500.

No amounts have been set aside or accrued by the Registrant during fiscal 2000 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR SUBSIDIARY

Stock Options to purchase common shares from the Registrant are granted to directors and employees of the Registrant on the terms and conditions acceptable to the applicable securities regulatory authorities. The Registrant has no formal written stock option plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the stock option program is based on the market price of the Registrant's securities at the time of the grant of the incentive stock option and the maximum term of each stock option may not exceed five years.

The names and titles of the directors, executive officers and consultants of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth below as at August 31, 2002. The exercise price of the stock options is stated in U.S. dollars.


--------------------------------------------------------------------------------
                                                                      Total
                                                                   Outstanding
                                                                   Options at
                                Exercise                             January
Name of Optionees   Options     Price (US)   Expiration Date         15, 2003
--------------------------------------------------------------------------------
Officers and
 Directors:
--------------------------------------------------------------------------------
Kim N. Hart         1,050,000    $  0.06     February 28, 2006
                       79,900    $ 0.085     March 05, 2006
                      550,764    $  0.08     January 04, 2007
                      400,000    $0.0725     January 24, 2007      2,080,664
--------------------------------------------------------------------------------
Donald R. Harris      300,000    $  0.12     August 10, 2006
                      108,000    $  0.08     January 04, 2007        408,000
--------------------------------------------------------------------------------
Anne Kennedy          272,000    $  0.20     May 17, 2007            272,000
--------------------------------------------------------------------------------
Walter Wolff          100,000    $  0.15     February 16, 2006
                       36,000    $  0.08     January 04, 2007        136,000
--------------------------------------------------------------------------------
Michael Bennett       100,000    $  0.10     October 22, 2006
                       36,000    $  0.08     January 04, 2007        136,000
--------------------------------------------------------------------------------
Alan Weinrib          100,000    $  0.12     October 23, 2006
                       36,000    $  0.08     January 04, 2007        136,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Jeff Grant                 100,000  $  0.09  December 20, 2006
                            36,000  $  0.08  January 04, 2007        136,000
--------------------------------------------------------------------------------
Walter Davidson            136,000  $  0.23  March 26,2007           136,000
--------------------------------------------------------------------------------
                                             Total                 3,440,664
--------------------------------------------------------------------------------


The names and titles of the directors, executive officers and consultants of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth below subsequent to August 31, 2002. The exercise price of the stock options is stated in U.S. dollars.


--------------------------------------------------------------------------------
                                                                      Total
                                                                   Outstanding
                                                                   Options at
                                Exercise                             January
Name of Optionees   Options     Price (US)   Expiration Date         15, 2003
--------------------------------------------------------------------------------
Officers and
 Directors:
--------------------------------------------------------------------------------
Larry R. Simpson      200,000      $0.15     October 11, 2007        200,000
--------------------------------------------------------------------------------
Robert Zielke         300,000      $0.15     October 16, 2007        300,000
--------------------------------------------------------------------------------
Art Cowie             136,000      $0.11     January 15, 2007        136,000
--------------------------------------------------------------------------------
                                             Total                   636,000
--------------------------------------------------------------------------------


The Registrant has entered into the TAC Letter of Intent dated December 8, 1997, as extended, with TAC International Investments LLC, a company controlled by Donald Harris, a director of the Registrant. Pursuant to the TAC Letter of Intent, TAC has an option to purchase 6 million common treasury shares of the Registrant at US $4.00 per share, by way of private placement.

C.          BOARD PRACTICES

1. Directors may be appointed at any time in accordance with the Articles of the Registrant and then re-elected annually by the shareholders of the Registrant. Directors may resign at any time and their term of office expires annually at each Annual General Meeting of the shareholders of the Registrant.

Executive officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Registrant, otherwise each officer shall hold office until his or her successor is appointed or until his or her earlier resignation.

2. Effective May 1, 1998 as amended January 2, 2003, the Registrant entered into a consulting agreement with Mr. Kim Hart ("Hart"). The consulting agreement provides for the payment of consulting fee in the amount of US $8,000 per month. Pursuant to the terms of the consulting agreement, Hart is responsible for the supervision, direction, control, promotion and operation of the Registrant. Hart has the obligation and duty to perform all those duties which are generally performed by a Chief Executive Officer and President in corporations of similar size to the Registrant, and all acts which are reasonably necessary for the efficient and proper operation and development of the Registrant including all matters related to the general administration of the Registrant. Hart is also required to provide management services to the Registrant, including negotiations with other persons, firms, corporations or financial institutions in connection with the arranging and securing of financing for the Registrant, including arranging financings through underwritings, best efforts offerings or such other offerings as may be allowed through the facilities of the NASD and financings through limited partnership offerings or by conventional bank financing methods, the terms of such financing to be subject to the approval of the Board of Directors. Hart may be paid consulting bonuses from time to time, as are determined by the Board of Directors. The consulting agreement may be terminated by the Registrant at any time with cause and at any time on payment of twelve month's compensation without cause. Hart may terminate the consulting agreement on 90 day's notice to the Registrant. Pursuant to an agreement dated May 01, 2001, Hart also agreed to provide management services to the Registrant's wholly owned subsidiary, Horsepower Broadcasting Network Inc. for a management fee of Cdn $7,000 per month. Hart is the President, CEO and director of the Registrant. His is also the President Chief Executive Officer and a director of Horsepower Broadcasting Network Inc.

Effective July 1, 1998, the Registrant entered into a consulting agreement, as amended effective January 2, 2003 with Anne Kennedy ("Kennedy") pursuant to which Kennedy provides shareholder communications, office administration and clerical services to the Registrant. The consulting agreement provides for the payment of US$5,000 per month to Kennedy by the Registrant. The consulting agreement may be terminated by the Registrant at any time for cause, and at any time without cause by giving 90 days written notice to Kennedy and Kennedy may terminate the consulting agreement at any time by giving the Registrant 90 days' written notice. Kennedy is the Secretary and a director of the Registrant.


Effective January 14, 2002, Horsepower Broadcasting Network (HBN) International Limited also has an agreement with Alan Weinrib ("Weinrib") of One, Old Rectory Park, Taney Road Dundrum, Dublin 14, Ireland, pursuant to which Weinrib agreed to provide marketing and management services to Horsepower Broadcasting Network
(HBN)  International  Limited  for  a  consulting  fee  of Cdn $4,000 per month

Effective January 14, 2002, Horsepower Broadcasting Network (HBN) International Limited also has an agreement with Jeff Grant dba T-SWAT Consulting Ltd. ("Grant") of 717-1045 Haro Street, Vancouver, British Columbia, pursuant to which Grant agreed to provide internet development services to the Registrant at a consulting fee of Cdn $4,000 per month. Grant is a director of the Registrant.

Effective October 11, 2002, the Registrant's wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") has entered into an agreement with Larry Simpson ("Simpson") of Georgetown, Ontario, pursuant to which Simpson provides marketing services to HBN at a consulting fee of Cdn
$2,500  per  month.  Simpson  is  a  director  of  the  Registrant.


3. The members of the Registrant's Audit Committee are Kim Hart, Donald Harris and Walter Wolff. This committee is directed to review the scope, cost and results of the independent audit of the Registrant's books and records, the results of the annual audit with management and the adequacy of the Registrant's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Registrant's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. They may be appointed any time by the Board of Directors. The Board, in its discretion may change the membership and fill vacancies in the Audit Committee, otherwise, Audit Committee members shall serve until his or her successor is appointed or until his or her earlier resignation.

The members of the Registrant's Executive Committee are Kim Hart, Anne Kennedy and Walter Wolff. This committee is directed to have and exercise, during the intervals between the meetings of the Board of Directors, all the powers vested in the Board except the power to fill vacancies, the power to change the membership of, or fill vacancies in, the Executive Committee or any other committee of the Board.

D.     EMPLOYEES

As of January 31, 2003, the Registrant had 12 persons working full time, in sales, administration and operations. The Registrant plans to add one or two new persons to its staff. The Registrant also intends to rely primarily on part-time staff, flex-time and consultants to minimize expenses.

As of January 31, 2002, the Registrant had eight persons working full time, in administration and management.

As of January 31, 2001, the Registrant had two persons working full time, in administration and management.

The  average  number of part time employees for the last fiscal year has been 3.

The  employees  of  the  Registrant  are  not  members  of  a  trade  union.

E.     SHARE OWNERSHIP

Shares owned by the directors of the Registrant are disclosed at Item 6 "Directors, Senior Management and Employees" under the heading "A. Directors and Senior Management".


ITEM 7     MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

The Registrant is currently a publicly-held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Registrant is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at January 15, 2003, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Registrant, the only class of securities with voting rights, except for the persons or groups listed below:

-----------------------------------------------------------
Identity of            Number of
Persons or Group       Shares Owned     Percentage of Class
-----------------------------------------------------------
CDS & Co. (b)          25,558,081       43.28% (a)
Cede & Co. (c)          5,446,643        9.21% (a)
Kim N. Hart            42,450,988(g)    47.06% (g)
Donald Harris           6,585,600(g)    10.85% (g)
Officers and
 Directors, as a
 group (8 persons)     52,454,388(d)    56.47% (d)(e)(f)(g)
                       (e)(f)(g)
-----------------------------------------------------------

     (a)  Based  on  59,121,209  shares  outstanding  at  January  15,  2003.

     (b) CDS & Co. is a depository enterprise. It is the Registrant's understanding that CDS & Co. holds the specified shares as shareholder of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Registrant unless the shareholders voluntarily elect to contact the Registrant or request disclosure of his, her or its identity. The Registrant is unaware of the identities of the beneficial owners of these shares.

     (c) Cede & Co. is a depository enterprise. It is the Registrant's understanding that Cede & Co. hold the specified shares as shareholder of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Registrant unless the shareholders voluntarily elect to contact the Registrant or request disclosure of his, her or its identity. The Registrant is unaware of the identities of the beneficial owners of these shares.

     (d) Includes 11,367,000 shares, 2,080,664 options and 29,003,344 warrants (47.06%) held directly by Kim N. Hart, the President and a director of the Registrant.

     (e) Includes 5,036,600 shares, 408,000 options and 1,141,000 warrants (10.85%) held directly by Donald Harris, a director of the Registrant.

     (f) Messrs. Hart and Harris are the only persons, corporations or other entities known by the Registrant to own directly or indirectly or control more than 5% of the shares of the Registrant.

     (g) Includes any options and warrants exercisable by directors within 60 days.

There are no arrangements, known to the Registrant which may at a subsequent date result in a change in control of the Registrant.

The Registrant's major shareholders do not have different voting rights from other shareholders of the Registrant.

Based on the records of Computershare Investor Services Inc., the Registrant's registrar and transfer agent, at January 15, 2003, there were 261 holders of record of the Registrant's shares with United States addresses who collectively held 20,652,144 shares or approximately 34.9% of the 59,121,209 issued and outstanding shares. The Registrant's records indicate that, as at January 15, 2003, there was one holder of record of stock options or warrants with a United States address. As noted above, the Registrant is not in a position to confirm ownership by these parties.

The Registrant is not aware of any significant changes in the ownership of its shares during the past three years.



B.     RELATED PARTY TRANSACTIONS

Except for the ownership of the Registrant's securities and the compensation described herein, advances to and by certain officers to or from the Registrant to cover expenses (all of which were reimbursed or repaid without interest), below are all of the material transactions between the Registrant and its directors, executive officers, holders of ten percent or more of the Registrant's outstanding shares, or any associate or affiliate of such person since the commencement of the last fiscal year on September 1, 2001, or in any proposed transaction which may materially affect the Registrant.

The Registrant has entered into consulting agreements with certain directors. See "Directors, Senior Management and Employees-Compensation."

The Registrant does not provide benefits to any personnel or its consultants. None of the officers or directors of the Registrant are indebted to the Registrant or were indebted to the Registrant during the fiscal years ended August 31, 2002, 2001 and 2000. See "Indebtedness of Directors and Officers" below.

The Registrant has entered into the TAC Letter of Intent dated December 8, 1997, as extended, with TAC International Investments LLC, a company controlled by Donald Harris, a director of the Registrant. Pursuant to the TAC Letter of Intent, TAC has an option to purchase 6 million common treasury shares of the Registrant at US $4.00 per share, by way of private placement.

The Registrant has retained Eikos Planning Inc. to provide consulting services with the City of Vancouver and all provincial agencies affected by the Richmond Equine Training Centre. Art Cowie, a director of the Registrant is also a principal of Eikos Planning Inc.


INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Registrant or persons who were directors, executive officers or senior officers of the Registrant at any time during the Registrant's last completed financial year, and none of the associates of such persons are or have been indebted to the Registrant or its subsidiaries at any time since the beginning of the Registrant's last completed financial year. Furthermore, none of such person was indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or its subsidiaries.



C.          INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8     FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See  attached  financial  statements which are incorporated herein by reference.

LITIGATION

Gun Lake
--------

     On February 19, 1999, the Registrant filed the Gun Lake Complaint in the Michigan Circuit Court for the County of Eaton. The Registrant named the Gun Lake Band, the United Nation of Chippewa, Ottawa and Pottawatomi Indians of Michigan, Inc., the Gun Lake Band of Indians Acknowledgement Project, David K. Sprague, William Church, the members of the elder/tribal council of the Gun Lake Band as defendants (collectively, the "Defendants"). The Gun Lake Complaint alleges, among other things, that (i) the Gun Lake Band breached the Gun Lake Agreement; (ii) Mr. Church breached his agreements with the Registrant; (iii) the Defendants, collectively, fraudulently induced the Registrant to make certain payments to the Gun Lake Band and Mr. Church and to provide certain services to the Gun Lake Band for the purposes of obtaining federal recognition and planning a Class III gaming operation; (iv) fraud and innocent misrepresentation in entering agreements with the Defendants; and (v) defamation related to certain false statements made by the Defendants to third parties related to the Registrant and its business. The Registrant is seeking damages and specific performance under the Gun Lake Agreement. On June 7, 1999, an Order was issued whereby the Honorable Robert Holmes Bell, United States District Court for the Western District of Michigan, granted the Registrant's Motion to Remand to State Court the Registrant's suit against the Defendants. The Defendants had removed the Registrant's suit to federal court claiming complete federal preemption. The federal court ruled that it did not have subject matter jurisdiction over the lawsuit and the law suit was remanded to the State Court in Michigan for all further proceedings, including trial. Judge Calvin Osterhaven, however, held a hearing December 10, 1999 to determine the status of the Complaint. The trial court dismissed the lawsuit on the basis of the Defendants claim of sovereign immunity. The Registrant applied for permission for a review of these issues with the Michigan Supreme court and is considering a Supreme Court appeal.

To the best of its knowledge, the Registrant is not subject to any other active or pending legal proceedings or claims against it or any of its properties that will have a material effect on the Registrant's business or results of operations. However, from time to time, the Registrant may become subject to claims and litigation generally associated with any business venture.

DIVIDEND POLICY

The Registrant has not and does not currently intend to pay any dividends on any of its shares. The Registrant intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

SIGNIFICANT CHANGES

The Registrant does not have any significant changes to report since August 31, 2002 except that the Registrant abandoned its original option to purchase 227 acres to develop a horse training facility in Richmond, British Columbia and is now in the process of negotiating a new option to acquire 100 acres to develop a horse training and auction complex in Richmond British, Columbia.


ITEM 9     THE OFFER AND LISTING

The Registrant's shares traded on the VSE in Canada from May 3, 1988 until February 26, 1997 and they were voluntarily de-listed from trading on the VSE on December 11, 1997. In the United States, the Registrant's shares were quoted on the Pink Sheets published by the National Quotation Bureau, Inc. (the "Pink Sheets"); under the trading symbol "SGGNF" effective December 29, 1997. On March 29, 1999, the Registrant became a Reporting Issuer under the Securities Exchange Act of 1934 and on May 14, 1999, the Registrant began trading on the OTC Bulletin Board as "SGGNF." Effective September 7, 2001, the Registrant's shares were also listed and posted for trading on the Frankfurt Stock Exchange under the trading symbol "SGS".

The following is a summary of trading, on an annual basis, in the shares of the Registrant on the Pink Sheets in the United States, during 1998, and the first two quarters of fiscal 1999 and on the OTC Bulletin Board during the third and fourth quarters of fiscal 1999 and for 2000, 2001 and 2002:


     -------------------------------------------
     1998          High (US$)          Low (US$)
     -------------------------------------------
                     $4.25               $0.37
     -------------------------------------------
     1999          High (US$)          Low (US$)
     -------------------------------------------
                     $2.37               $0.25
     -------------------------------------------
     2000          High (US$)          Low (US$)
     -------------------------------------------
                     $1.06               $0.06
     -------------------------------------------
     2001          High (US$)          Low (US$)
     -------------------------------------------
                     $0.25               $0.05
     -------------------------------------------
     2002          High (US$)          Low (US$)
     -------------------------------------------
                     $0.59               $0.06
     -------------------------------------------

The following is a summary of trading on a fiscal quarter basis of the shares of the Registrant on the OTC Bulletin Board in the United States during the two most recent full financial years and the first quarter of fiscal 2003:


      ------------------------------------------------------------
      2001            High (US$)        Low (US$)     Volume
      ------------------------------------------------------------
      1st Quarter       0.37              0.11         5,863,700
      ------------------------------------------------------------
      2nd Quarter       0.20              0.05         5,987,500
      ------------------------------------------------------------
      3rd Quarter       0.25              0.06        20,236,000
      ------------------------------------------------------------
      4th Quarter       0.22              0.09         7,379,700
      ------------------------------------------------------------


      2002            High (US$)        Low (US$)     Volume
      ------------------------------------------------------------
      1st Quarter       0.18              0.07         7,189,600
      ------------------------------------------------------------
      2nd Quarter       0.23              0.06        11,947,300
      ------------------------------------------------------------
      3rd Quarter       0.59              0.14        29,207,400
      ------------------------------------------------------------
      4th Quarter       0.37              0.10        29,207,400
      ------------------------------------------------------------


      2003            High (US$)        Low (US$)     Volume
      ------------------------------------------------------------
      1st Quarter       0.22              0.07        16,560,400
      ------------------------------------------------------------



The following is a summary of trading, on a monthly basis, in the shares on the OTC Bulletin Board in the United States during the past six months:

      ------------------------------------------------------------
      Month & Year    High (US$)        Low (US$)     Volume
      ------------------------------------------------------------
      January 2003      0.14              0.06         7,774,300
      ------------------------------------------------------------
      December 2002     0.10              0.06         6,454,000
      ------------------------------------------------------------
      November 2002     0.14              0.07         4,456,500
      ------------------------------------------------------------
      October 2002      0.19              0.10         7,817,300
      ------------------------------------------------------------
      September 2002    0.22              0.10         4,286,600
      ------------------------------------------------------------
      August 2002       0.37              0.10         6,884,100
      ------------------------------------------------------------



The price for the Registrant's shares quoted on the OTC Bulletin Board on January 31, 2003, was US $0.10 (High) and US $0.09 (Low), and the close price was US $0.10.

Other than described above, the Registrant's shares are not and have not been listed or quoted on any other exchange or quotation system.

ITEM 10     ADDITIONAL INFORMATION

A.          SHARE CAPITAL

The Registrant's authorized capital consists of 100,000,000 common shares without par value, 100,000,000 Class A preference shares with a par value of $10 each and 100,000,000 Class B preference shares with a par value of $50 each. At January 15, 2003, there were 59,121,209 common shares issued and outstanding. An additional 38,912,334 shares have been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares and 3,804,664 shares have been allotted and reserved for issuance pursuant to outstanding incentive stock options. As at August 31, 2002, there were 50,121,209 shares issued and outstanding and an additional 26,138,998 shares had been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares and incentive stock options.

All shares of the same class have the same rights, preferences and limitations. Holders of shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefor. There are no limitations on the payment of dividends. A quorum for a general meeting of shareholders is one shareholder entitled to attend and vote at the meeting who may be represented by proxy and other proper authority, holding at least one-twentieth of the outstanding shares. Holders of shares are entitled to one vote per share. Upon any liquidation, dissolution or winding up of the business of the Registrant, The
Registrant's assets, if any, after payment or provision for payment of all debts, obligations or liabilities of the Registrant shall be distributed to the holders of shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the shares and none of the shares carry any liability for further calls.

The rights of holders of shares may not be modified other than by vote of 3/4 of the shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxyholder) personally present, the rights of holders of shares may be modified by less than a majority of the issued shares of the Registrant.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

     (a) direct or prohibit any act or cancel or vary any transaction or resolution;
     (b)  regulate  the  conduct  of  the  Registrant's  affairs  in the future;
     (c) provide for the purchase of the shares of any member of the Registrant by another member of the Registrant, or by the Registrant;
     (d) in the case of a purchase by the Registrant, reduce the Registrant's capital or otherwise;
     (e)  appoint  a  receiver  or  receiver  manager;
     (f)  order  that  the  Registrant  be  wound  up;
     (g) authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;

     (h)  require  the  Registrant  to  produce  financial  statements;
     (i)  order  the  Registrant  to  compensate  an  aggrieved  person;  and
     (j)  direct  rectification  of  any  record  of  the  Registrant.

Where a special resolution to modify the rights of the holders of shares has been passed, the holders of not less than 10% of the shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

There are no shares of the Registrant held by or on behalf of the Registrant itself or by subsidiaries of the Registrant. The Registrant's Board of Directors has approved in principal a share buy back program by its subsidiary HBN whereby HBN may buy back up to 25% of the Registrants shares from HBN revenues.

SUMMARY OF REGISTRANT SECURITIES TRANSACTIONS

Set forth below are the closed and pending transactions pursuant to which securities of the Registrant have been issued or sold since incorporation.


                     SHARE, OPTION AND WARRANT TRANSACTIONS
                     --------------------------------------

                     --------------------------------------
                      Shares Outstanding at August 31, 1999
                     --------------------------------------
                          Number of         Total Gross
                        Shares Issued       Consideration
                        -------------       -------------
                                                (Cdn)
                                                -----
                         17,661,231         $9,194,954



--------------------------------------------------------------------------------
           Shares Issued During Fiscal Year Ended August 31, 2000
--------------------------------------------------------------------------------
                                                    Total Gross
                     Number of       Price per      Consider-
                     Securities      Security         ation
Transaction            Issued       (Cdn$/US$)        (Cdn$)     Date Closed
-----------------   ----------    --------------    ----------   --------------

Warrants Exercised     200,000    $0.365/US$0.25   $    73,500   September 1999
Private Placement.     440,000    $0.366/US$0.25   $   161,700   October 1999
Private Placement      136,000    $0.366/US$0.25   $    49,973   October 1999
Private Placement      150,000    $0.464/US$0.32   $    69,600   October 1999
Warrants Exercised      24,411    $ 0.36/US$0.25   $     8,885   December 1999
Warrants Exercised      94,000    $0.366/US$0.25   $    34,446   December 1999
Warrants Exercised      50,000    $ 0.36/US$0.25   $    18,000   January 2000
Warrants Exercised     120,000    $0.359/US$0.25   $    43,083   January 2000
Private Placement      200,000    $ 0.43/US$0.30   $    85,302   January 2000
Warrants Exercised      80,000    $0.357/US$0.25   $    28,626   February 2000
Private Placement      300,000    $0.607/US$0.42   $   181,062   February 2000
Warrants Exercised     170,000    $ 0.36/US$0.25   $    61,026   March 2000
Warrants Exercised     200,000    $ 0.43/US$0.30   $    86,154   March 2000
Options Exercised      100,100    $ 0.72/US$0.50   $    72,232   March 2000
Options Exercised      200,000    $ 0.72/US$0.50   $   144,320   March 2000
Warrants Exercised     300,000    $ 0.61/US$0.42   $   182,448   March 2000
Private Placement      400,000    $ 0.48/US$0.33   $   193,156   April 2000
Private Placement       50,000    $ 0.48/US$0.33   $    24,144   April 2000
Private Placement       50,000    $ 0.48/US$0.33   $    24,178   April 2000
Options Exercised       50,000    $ 0.73/US$0.50   $    36,475   June 2000
Private Placement      400,000    $ 0.36/US$0.25   $   145,150   June 2000
Private Placement      200,000    $ 0.36/US$0.25   $    72,800   June 2000
Options Exercised      100,000    $ 0.73/US$0.50   $    72,800   June 2000
Private Placement      200,000    $ 0.61/US$0.42   $   122,430   July 2000
Private Placement      200,000    $ 0.44/US$0.30   $    87,774   July 2000
Private Placement      100,000    $ 0.44/US$0.30   $    43,797   August 2000
                    ----------                     -----------

Total Outstanding   22,175,743                     $11,318,015

--------------------------------------------------------------------------------
           Shares Issued During Fiscal Year Ended August 31, 2001
--------------------------------------------------------------------------------
                                                    Total Gross
                     Number of       Price per      Consider-
                     Securities      Security         ation
Transaction            Issued         (Cdn$)          (Cdn$)     Date Closed
-----------------   ----------    --------------    ----------   --------------

Private Placement      100,000    $0.44/US$0.30    $    44,007   September 2000
Private Placement      240,000    $0.44/US$0.30        105,105   September 2000
Private Placement      100,000    $0.44/US$0.30         44,169   September 2000
Private Placement      100,000    $0.37/US$0.25         37,000   September 2000
Private Placement      120,000    $0.22/US$0.15         26,658   September 2000
Private Placement      500,000    $0.22/US$0.15        112,035   October 2000
Private Placement      165,000    $0.22/US$0.15         37,076   October 2000
Private Placement      100,000    $0.22/US$0.15         22,476   October 2000
Private Placement      380,000    $0.22/US$0.15         85,408   October 2000
Private Placement       54,000    $0.23/US$0.15         12,303   November 2000
Private Placement      400,000    $0.23/US$0.15         91,620   November 2000
Options Exercised      300,000    $0.12/US$0.08         36,060   December 2000
Options Exercised    1,179,900    $0.12/US$0.08        142,466   December 2000
Options Exercised       50,000    $0.12/US$0.08          6,127   December 2000
Debt settlements       610,000    $0.12/US$0.08         72,883   December 2000
Private Placement      100,000    $0.22/US$0.15         22,223   January 2001
Options Exercised      100,000    $0.12/US$0.08         11,988   January 2001
Options Exercised      300,000    $0.12/US$0.08         35,522   February 2001
Options Exercised      100,000    $0.12/US$0.08         11,968   February 2001
Options Exercised       50,000    $0.12/US$0.08          6,109   February 2001
Options Exercised      300,000    $0.12/US$0.08         36,328   February 2001
Options Exercised      400,000    $0.12/US$0.08         48,382   February 2001
Options Exercised      279,900    $0.12/US$0.08         34,280   March 2001
Options Exercised       46,733    $0.18/US$.012          8,585   March 2001
Options Exercised       53,267    $0.18/US$0.12          9,770   March 2001
Options Exercised       50,000    $0.17/US$.011          8,407   March 2001
Private Placement      100,000    $0.23/US$0.15         23,302   March 2001
Private Placement      100,000    $0.23/US$0.15         23,265   March 2001
Options Exercised      350,000    $0.17/US$0.11         60,014   March 2001
Private Placement      400,000    $0.23/US$0.15         93,528   March 2001
Private Placement      150,000    $0.23/US$0.15         35,072   March 2001
Private Placement      150,000    $0.23/US$0.15         35,138   March 2001
Private Placement      600,000    $0.23/US$0.15        138,928   April 2001
Private Placement      550,000    $0.23/US$0.15        128,106   May 2001
Private Placement      200,000    $0.23/US$0.15         46,584   May 2001
Private Placement      300,000    $0.23/US$0.15         68,558   May 2001
Private Placement      100,000    $0.23/US$0.15         23,008   May 2001
Private Placement      200,000    $0.23/US$0.15         46,050   May 2001
Private Placement      200,000    $0.23/US$0.15         45,864   May 2001
Private Placement      510,000    $0.23/US$0.15        116,096   June 2001
Private Placement      200,000    $0.22/US$0.15         44,975   June 2001
Private Placement      190,000    $0.23/US$0.15         42,981   June 2001
Private Placement      100,000    $0.22/US$0.15         22,433   June 2001
Private Placement      200,000    $0.22/US$0.15         44,865   June 2001
Private Placement      200,000    $0.23/US$0.15         45,399   July 2001
Private Placement      200,000    $0.23/US$0.15         45,420   August 2001
Private Placement      105,000    $0.23/US$0.15         24,014   August 2001

Private Placement       80,000    $0.23/US$0.15         18,276   August 2001
Options Exercised      300,000    $0.12/US$0.08         36,543   August 2001
Private Placement       50,000    $0.23/US$0.15         11,446   August 2001
Options Exercised      150,000    $0.21/US$0.14         32,193   August 2001
Private Placement      165,000    $0.23/US$0.15         37,941   August 2001
Options Exercised      200,000    $0.22/US$0.14         43,184   August 2001
Options Exercised       50,000    $0.17/US$0.11          8,483   August 2001
                    ----------                     -----------

Total Outstanding   34,454,543                     $13,768,636




--------------------------------------------------------------------------------
           Shares Issued During Fiscal Year Ended August 31, 2002
--------------------------------------------------------------------------------
                                                    Total Gross
                     Number of       Price per      Consider-
                     Securities      Security         ation
Transaction            Issued         (Cdn$)          (Cdn$)     Date Closed
-----------------   ----------    --------------    ----------   --------------

Private Placement.     150,000    $ 0.23/US$0.15        34,850   September 2001
Private Placement.     230,000    $ 0.23/US$0.15        53,590   September 2001
Private Placement      400,000    $ 0.23/US$0.15        93,714   September 2001
Options Exercised      200,000    $ 0.17/US$0.11        34,621   October 2001
Options Exercised      200,000    $ 0.17/US$0.11        34,621   October 2001
Private Placement      220,000    $ 0.24/US$0.15        51,932   October 2001
Private Placement      420,000    $ 0.24/US$0.15        99,143   October 2001
Options Exercised      200,000    $ 0.16/US$0.10        31,546   November 2001
Options Exercised      100,000    $ 0.19/US$0.12        18,928   November 2001
Options Exercised      100,000    $ 0.19/US$0.12        19,003   November 2001
Private Placement      150,000    $ 0.09/US$0.06        14,189   December 2001
Private Placement      100,000    $ 0.09/US$0.06          9465   December 2001
Private Placement    2,000,000    $ 0.09/US$0.06       189,300   December 2001
Private Placement      133,334    $ 0.09/US$0.06        12,620   December 2001
Private Placement      200,000    $ 0.09/US$0.06        18,930   December 2001
Private Placement      100,000    $ 0.09/US$0.06         9,465   December 2001
Private Placement      150,000    $ 0.10/US$0.06        14,403   January 2002
Private Placement      166,666    $ 0.10/US$0.06        16,003   January 2002
Private Placement    1,700,000    $ 0.10/US$0.06       163,231   January 2002
Options Exercised      400,000    $ 0.16/US$0.10        64,012   January 2002
Private Placement    1,000,000    $ 0.10/US$0.06        95,748   February 2002
Private Placement      300,000    $ 0.17/US$0.11        52,061   March 2002
Options Exercised      136,000    $ 0.13/US$0.08        17,188   March 2002
Private Placement    1,000,000    $ 0.27/US$0.17       268,312   April 2002
Warrants Exercised    1666,666    $ 0.09/US$0.06        15,813   April 2002
Private Placement    1,000,000    $0.26/US$0.165       260,915   April 2002
Options Exercised       36,000    $ 0.13/US$0.08         4,511   April 2002
Options Exercised      100,000    $ 0.23/US$0.15        23,495   April 2002
Options Exercised       36,000    $ 0.12/US$0.08         4,497   April 2002
Options Exercised      100,000    $ 0.23/US$0.15        23,419   April 2002
Warrants Exercised     200,000    $ 0.09/US$0.06        18,557   May 2002
Private Placement      400,000    $ 0.25/US$0.16        98,980   May 2002
Options Exercised      222,000    $ 0.12/US$0.08          27.210 May 2002

Private Placement      600,000    $ 0.23/US$0.15       136,764   May 2002
Warrants Exercised     150,000    $ 0.09/US$0.06        13,793   June 2002
Private placement    2,500,000    $0.12/US$0.075       289,856   July 2002
Private Placement      250,000    $ 0.12/US$0.08        31,026   July 2002
Private Placement      100,000    $ 0.14/US$0.09        13,885   August 2002

Total Outstanding   50,121,209       16,156,646



------------------------------------------------------------------------------
                 Options Outstanding as of January 31, 2003
------------------------------------------------------------------------------


Description     Number of Shares   Exercise Price (US$)   Expiration Date
-----------     ----------------   --------------------   --------------------

Option                 1,050,000         $0.06            February 28, 2006
Option                    79,900         $0.085           March 05, 2006
Option                   550,764         $0.08            January 04, 2007
Option                   400,000         $0.0725          January 24, 2007
Option                   300,000         $0.12            August 10, 2006
Option                   108,000         $0.08            January 4, 2007
Option                   272,000         $0.20            May 17, 2007
Option                   100,000         $0.15            February 16, 2006
Option                    36,000         $0.08            January 04, 2007
Option                   100,000         $0.10            October 22, 2006
Option                    36,000         $0.08            January 04, 2007
Option                   100,000         $0.12            October 23, 2006
Option                    36,000         $0.08            January 04, 2007
Option                   100,000         $0.09            December 20, 2006
Option                    36,000         $0.08            January 04, 2007
Option                   200,000         $0.15            October 11, 2007
Option                   300,000         $0.15            October 11, 2007

Total:                 3,804,664


-----------------------------------------------------------------------------
             Share Purchase Warrants Outstanding as of January 31, 2003
-----------------------------------------------------------------------------

                                                    Exercise
                                                    Price
Description   Date of Grant     Number of Shares    (US$)     Expiry Date
-----------   --------------    ----------------    --------  --------------
Warrant(1)    Apr. 20, 2000            500,000      0.33      Apr. 20, 2003
Warrant(1)    Jun. 16, 2000            400,000      0.25      May 24, 2003
Warrant(1)    Jul. 17, 2000            200,000      0.42      Jun. 28, 2003
Warrant(1)    Aug. 1, 2000             200,000      0.30      Jul. 31, 2003
Warrant(1)    Aug. 17, 2000            100,000      0.30      Jul. 31, 2003
Warrant(1)    Aug. 24, 2000            240,000      0.30      Aug. 24, 2003
Warrant(1)    Sept. 12, 2000           100,000      0.30      Sept. 6, 2003
Warrant(1)    Sept. 6, 2000            100,000      0.30      Jul. 31, 2003
Warrant(7)    Sept. 18, 2000           100,000      0.25      Aug. 29, 2003
Warrant(1)    Oct. 2, 2000             120,000      0.20      Sept. 21, 2003
Warrant(9)    Oct. 6, 2000             200,000      0.20      Oct. 12, 2003
Warrant(1)    Oct. 10, 2000            680,000      0.20      Sept. 21, 2003
Warrant(1)    Nov. 23, 2000            400,000      0.20      Oct. 12, 2003

Warrant(1)    Dec. 22, 2000            100,000      0.20      Dec. 22, 2003
Warrant(1)    Mar. 19, 2001            100,000      0.20      Mar. 23, 2004
Warrant(1)    Mar. 20, 2001            100,000      0.20      Mar. 23, 2004
Warrant(1)    Mar. 27, 2001            400,000      0.20      Mar. 23, 2004
Warrant(1)    Mar. 27, 2001            150,000      0.20      Mar. 23, 2004
Warrant(1)    Mar. 30, 2001            150,000      0.20      Mar. 23, 2004
Warrant(1)    Mar. 19, 2001            600,000      0.20      Mar. 19, 2004
Warrant(1)    May 4, 2001              550,000      0.20      Mar. 29, 2004
Warrant(1)    May 8, 2001              400,000      0.20      May 8, 2004
Warrant(1)    May 9, 2001              300,000      0.20      May 8, 2004
Warrant(1)    May 15, 2001             100,000      0.20      May 8, 2004
Warrant(1)    May 23, 2001             200,000      0.20      May 8, 2004
Warrant(1)    Jun. 1, 2001             510,000      0.20      May 29, 2004
Warrant(1)    Jun. 11, 2001            200,000      0.20      May 29, 2004
Warrant(1)    Jun. 22, 2001            190,000      0.20      May 29, 2004
Warrant(1)    Jun. 27, 2001            100,000      0.20      May 29, 2004
Warrant(1)    Jun. 27, 2001          1,000,000      0.20      Jun. 27, 2004
Warrant(1)    Oct. 12, 2000            100,000      0.20      Oct. 12, 2003
Warrant(1)    Oct. 12, 2000             54,000      0.20      Oct. 12, 2003
Warrant(1)    Oct. 12, 2000            165,000      0.20      Oct. 12, 2003
Warrant(1)    Sept. 7, 2001          1,000,000      0.20      Sept. 7, 2004
Warrant(1)    Dec. 14, 2001          2,333,334      0.06      Dec. 14, 2004
Warrant(1)    Jan. 4, 2002           1,700,000      0.06      Jan. 4, 2005
Warrant(1)    Jan. 30, 2002          1,000,000      0.06      Jan. 31, 2005
Warrant(1)    Oct. 24, 2001            420,000      0.15      Oct. 24, 2004
Warrant(1)    Nov. 4, 2001           1,000,000      0.15      Nov. 4, 2004
Warrant(1)    Mar. 1, 2002             300,000      0.11      Mar. 1, 2005
Warrant(1)    Mar. 26, 2002          1,000,000      0.17      Mar. 26, 2005
Warrant(1)    Apr. 4, 2002           1,000,000      0.165     Apr. 4, 2005
Warrant(1)    May 7, 2002              400,000      0.16      May 7, 2005
Warrant(1)    May 30, 2002             600,000      0.15      May 30, 2005
Warrant(1)    Jul. 23, 2002            250,000      0.08      Jul. 23, 2005
Warrant(1)    Aug. 9, 2002             100,000      0.09      Aug. 9, 2005
Warrant(1)    Jul. 23, 2002          1,500,000      0.08      Jul. 23, 2005
Warrant(1)    Jul. 23, 2002          1,500,000      0.08      Jul. 23, 2005
Warrant(1)    Sept. 27, 2002         1,500,000      0.08      Sept. 27, 2005
Warrant(1)    Sept. 27, 2002         1,500,000      0.08      Sept. 27, 2005
Warrant(1)    Nov. 1, 2002           1,000,000      0.075     Nov. 1, 2005
Warrant(1)    Nov. 12, 2002          1,000,000      0.08      Nov. 12, 2005
Warrant(1)    Nov. 28,  2002         1,000,000      0.06      Nov. 28, 2005
Warrant(1)    Dec. 12, 2002          1,000,000      0.06      Dec. 12, 2005
Warrant(1)    Dec. 18, 2002            500,000      0.05      Dec. 18, 2005
Warrant(1)    Dec. 18,  2002           500,000      0.05      Dec. 18, 2005
Warrant(1)    Jan. 24, 2003          2,000,000      0.10      Jan. 24, 2006



--------------------------------------------------------------------------------
                    Pending Transactions and Security Grants
--------------------------------------------------------------------------------

                    Relevant         Number                     Closing
Description         Agreement        of Shares       Price      Date/Expiry
-----------------   -----------      ----------      --------   -------------
Private Placement   TAC Letter       6,000,000       US$4.00    Est. to 10/03(2)
to TAC(2)           of Intent

(1)  One  warrant  is  exercisable  to  acquire  one  common  share.
(2) Pursuant to the TAC Letter of Intent, TAC has agreed to enter into a private placement subscription agreement to purchase 6,000,000 shares from the Registrant at US$4.00, subject to receiving all regulatory authority to operate the Richmond Equine Training Centre and the Vancouver Thoroughbred Park on or before October 1, 2003. There can be no assurance that the Registrant will receive such regulatory approval in a timely manner, if at all.

CURRENCY TRANSLATION

The Registrant's proposed operations will be carried out in United States and Canadian dollars. As a result, the Registrant will be faced with currency fluctuations. The Registrant does not currently engage in currency hedging, however, the Registrant will do so once operations have commenced.

A.     MEMORANDUM AND ARTICLES OF ASSOCIATION


Objects and Purposes

The Registrant was incorporated in the province of British Columbia, Canada under incorporation number 307198. The Memorandum and Articles of the Registrant do not address the Registrant's objects and purposes. Pursuant to the Company Act (British Columbia) a company incorporated in British Columbia has the power and capacity of a natural person of full capacity except that no company has the capacity to operate a railway as a common carrier, except as authorized by the Lieutenant Governor in Council or to operate a club unless authorized in writing by the minister.

Directors

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Registrant shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the British Columbia Company Act (the "Company Act"). A director shall not
                          -----------
vote in respect of any contract or transaction with the Registrant in which he is interested.

The remuneration of the directors may from time to time be determined by the directors themselves, or if the directors so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Registrant as such who is also a director, and reimbursement for travel and other expenses.

The directors may, at their discretion authorize the Registrant to borrow any sum of money or incur indebtedness for the purpose of the Registrant and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors think fit.

There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

A director is not required to hold a share in the capital of the Registrant as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between British Columbia and United States law.

Rights, Preference and Restrictions Attached to Common Shares

All of the authorized common shares of the Registrant, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. The Registrant's Articles do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares, subject to any special rights or restrictions attached to any issued Preference Shares, are entitled to receive pro rata the Registrant's assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

With respect to the rights, preferences and restrictions attaching to the Registrant's common shares, there are generally no significant differences between British Columbia and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Registrant's shares.

Changes to Common Shares

The Registrant's Articles provide that it may, by ordinary resolution, (i.e. approved by a simple majority of the votes cast in person or by proxy at a meeting of the Registrant's shareholders or consented to in writing by not less than 3/4 of the Registrant's shareholders) increase our authorized capital by:

i)   creating  shares  with  or  without  par  value  or  both;
ii)  increasing  the  number  of  shares  with  or without par value or both; or
iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Registrant's Articles also provide that it may, by a resolution of its directors, purchase any of its shares at the price and upon the terms specified in such resolutions.

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are also contained in the Company Act. The Company Act requires approval by a special resolution (i.e. approved by at least of the votes cast at a meeting of the Registrant's shareholders or consented to in writing by each of the Registrant's shareholders) in order to effect any of the following changes:

i) creating, defining and attaching special rights or restrictions to any shares whether issued or unissued;
ii) varying or abrogating any special rights or restrictions attached to any shares, whether issued or unissued;
iii) subdividing all or any of the Registrant's unissued, or fully paid issued, shares with par value into shares of smaller par value;
iv) subdividing all or any of the Registrant's unissued, or fully paid issued, shares without par value so that the number of those shares is increased;
v) consolidating all or any of the Registrant's shares with par value into shares of larger par value;
vi) consolidating all or any of the Registrant's shares without par value so that the number of those shares authorized is reduced;
vii) changing all or any of the Registrant's unissued, or fully paid issued, shares with par value into shares without par value;
viii) changing all or any of the Registrant's unissued shares without par value into shares with par value;
ix) altering the name or designation of all or any of the Registrant's shares, whether issued or unissued, or

x) altering the provisions as to the maximum price or consideration at or for which shares without par value may be issued.

The Company Act also provides that the Registrant may reduce its capital, whether issued or unissued, in any way by special resolution confirmed by the court and may:

a) extinguish or reduce the liability on any of the Registrant's partly paid shares in respect of capital not paid up,
b) either with or without extinguishing or reducing the liability on any of the Registrant's partly paid shares, cancel any paid up capital that is lost or unrepresented by available assets, or
c) either with or without extinguishing or reducing liability on any of its partly paid shares, pay off any paid up capital that is in excess of the needs of the Registrant.

The  Company  Act also provides that the Registrant may, by ordinary resolution:

a)   cancel  shares  that  are  not  allotted  or  issued,
b) cancel fully paid shares that are surrendered to the Registrant by way of gift, or
c) cancel shares that have been held in escrow under an escrow agreement required by the executive director, and that are surrendered for cancellation under that agreement and diminishing the authorized capital accordingly.

Generally, there are no significant differences between British Columbian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an "AGM") must be held once every financial year, within 13 months of the previous AGM. If the Registrant fails to hold an AGM, the Supreme Court of British Columbia may, on the application of a shareholder of the Registrant, call or direct an AGM. Under the Company Act, the Registrant must give its shareholders written notice of an AGM not less than 21 days before the AGM is to be held.

The Registrant's directors may, whenever they think fit, convene an Extraordinary General Meeting (an "EGM").

An AGM or EGM may also be requisitioned by one or more shareholders of the Registrant so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an AGM or EGM. After receiving such requisition, the Registrant's directors must within 21 days call the meeting.

All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder votings and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call an AGM or EGM, there are generally no material differences between British Columbian and United States law respecting AGMs and EGMs.

Rights to Own Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of British Columbia or by the Registrant's charter or other constituent documents of the Registrant on the right of foreigners to hold or vote common shares or other securities of the Registrant.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in the Registrant's common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Registrant and the value of the Registrant's assets was $% million or more. A non-Canadian would be deemed to acquire control of the Registrant for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the Registrant's outstanding shares (or less than a majority but controlled the Registrant in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Registrant's common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Registrant, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Registrant and the value of the Registrant's assets was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold for WTO Investors is currently $223 million for the year 2003.

Change in Control

There are no provisions in the Registrant's Articles that would have the effect of delaying, deferring or preventing a change in control of the Registrant, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant.

The Company Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Registrant. Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.


Ownership Threshold

There are no provisions in the Registrant's Articles or Memorandum or in the Company Act governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Registrant disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Registrant's issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report of Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes in the Capital of the Registrant

There are no conditions imposed by our Articles which are more stringent than those required by the Company Act.

C.          MATERIAL CONTRACTS

The Registrant has entered into the following material contracts in the past two years:

1. Letter of Intent-Extension between TAC International Investments LLC ("TAC") and the Registrant dated September 28, 2001 pursuant to which the Registrant and TAC agreed to extend the deadline from October 1, 2001 to October 1, 2002 for the Registrant to receive permission from the City of Richmond and the Province of British Columbia to develop the Richmond Equine Training Centre. Once such permission is received, TAC has an option to purchase 6,000,000 common shares of the Registrant at a price of US $4.00 per share, the proceeds of which will be used to fund the Richmond Equine Training Centre and the Vancouver Thoroughbred Park Projects.


2. Letter of Intent-Extension between TAC and the Registrant dated September 30, 2002 pursuant to which the Registrant and TAC agreed to extend the deadline from October 1, 2002 to October 1, 2003 for the Registrant to receive permission from the City of Richmond and the Province of British Columbia to develop the Richmond Equine Training Centre. Once such permission is received, TAC has an option to purchase 6,000,000 common shares of the Registrant at a price of US $4.00 per share, the proceeds of which will be used to fund the Richmond Equine Training Centre and the Vancouver Thoroughbred Park Projects.

D.          EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant's shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Taxation".

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold and/or vote the shares of the Registrant.

The Investment Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with Investment Canada, an agency of the Canadian government created by the Investment Act.

As a result of the Canada-U.S. Free Trade Agreement, the Investment Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business. The threshold levels for Americans, as described below, gradually rose between 1989 and 1992 to its present level.

A Canadian business is defined in the Investment Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Investment Act, includes: an individual who is an American national or a lawful permanent resident of the U.S.; a government or government agency of the U.S.; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust of which two-thirds of its board of directors, general partners or trustees, as the case may be, are Canadians or Americans.

The  following investments by a non-Canadian are subject to review by Investment
Canada:

     (a) all direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more;

     (b) all indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

     (c) all indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150,000,000 for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control.

For  purposes  of  the  Investment  Act,  direct  acquisitions of control means:

     - a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business.

Indirect  acquisition  of  control  means:

     - a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses are oil, gas, uranium, financial services (except insurance), transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5,000,000 and $50,000,000 thresholds.

A non-Canadian shall not implement an investment reviewable under the Investment Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A  non-Canadian  or  American  making  the  following  investments:

     (a)  an  investment  to  establish  a  new  Canadian  business;  and
     (b)  an  investment  to  acquire  control  of  a  Canadian  business which investment is not subject to review under the Investment Act, must notify Investment Canada, within prescribed time limits, of such investments.

E.     TAXATION

The following is a summary of the principal Canadian federal income tax considerations which would generally apply to holders of the Registrant's shares. This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of this Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Canadian Federal Income Tax Consequences

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Registrant's shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Act"). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Registrant's understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Registrant's shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm's length, owned 25 percent or more of the issued shares of any class of the capital stock of the Registrant at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the "1980 Convention").

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Registrant shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S.
Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Registrant's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of Registrant's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than eighteen months. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Registrant is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Registrant as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Registrant's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Registrant common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of
Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder's pro rata share of the Registrant's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant's first tax year in which the Registrant qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

If the Registrant no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Registrant is not a PFIC. Therefore, if the Registrant requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Registrant. Upon the U.S. Holder's reacquisition of an interest in the Registrant, the QEF election will apply to the newly acquired stock of the Registrant.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of
Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder's adjusted tax basis in the common shares of the Registrant will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Registrant is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions", as specifically defined, by the Registrant.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distribution of his Registrant common shares and all excess distributions over the entire holding period for the Registrant. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder's common shares reduced by the U.S. Holder's adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Registrant is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Registrant ("United States shareholder"), the Registrant could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under
Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Registrant, a more detailed review of these rules is outside of the scope of this discussion.

F.         DIVIDENDS AND PAYING AGENTS

           Not Applicable.

G.         STATEMENTS BY EXPERTS

           Not Applicable.

H.         DOCUMENTS ON DISPLAY

The documents concerning the Registrant may be viewed at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3, during normal business hours.

I.         SUBSIDIARY INFORMATION

           Not required.


ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

           Not Applicable.


ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

           Not Applicable.



                                     PART II
                                     -------

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

           None.


ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

           None.




ITEM 15    CONTROLS AND PROCEDURES

The Registrant has established and maintains disclosure controls and procedures which are designed to provide reasonable assurance that material information relating to it and its subsidiaries is made known to the Chief Executive Officer of each company by others within those entities, particularly during the period in which the Registrant's Annual Report is being prepared. The Executive Committee of the Registrant monitors and evaluates these disclosure controls and procedures. The Executive Committee has evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report and based on this evaluation it was concluded that the disclosure controls and procedures were effective in providing reasonable assurance during the period covered in the Annual Report. There were no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the Registrant's most recent evaluation.


ITEM 16     [RESERVED]

                                    PART III


ITEM 17     FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the years ended August 31, 2002, 2001, and 2000 reported on by Loewen, Stronach & Co., Chartered Accountants. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 12 of the Report and Consolidated Financial Statements for the years ended August 31, 2002, 2001, and 2000.


ITEM 18     FINANCIAL STATEMENTS

            Not applicable.


ITEM 19     EXHIBITS

The  following  financial  statements and related schedules are included in this
Item:

     (a)  Financial  Statements

          Auditors'  Report

          Consolidated  Balance  Sheets  as  at  August  31,  2002  and  2001.

          Consolidated Statements of Loss and Deficit for the years ended August 31, 2002, 2001, and 2000.

          Consolidated Statements of Cash Flows for the years ended August 31, 2002, 2001, and 2000.

          Notes  to  Consolidated  Financial  Statements.

          Consent  letter  of  Auditors  dated  March  12,  2003.

     (b)  Exhibits


Exhibit
Number                                Description
-------  -----------------------------------------------------------------------
1.1+     Certificate  of Incorporation for 307198 B.C. Ltd. dated April 7, 1986.
1.2+ Certificate for 307198 B.C. Ltd. changing name to Fircrest Resources Ltd. dated July 2, 1986.
1.3+ Certificate for Fircrest Resources Ltd. changing name to NTC Capital Corporation dated October 30, 1991.
1.4+ Certificate of Change of Name for NTC Capital Corporation changing name to Sungold Gaming Inc. dated March 1, 1994.
1.5+ Certificate of Change of Name for Sungold Gaming Inc. changing name to Sungold Gaming International Ltd. dated May 26, 1997.
1.6+     Directors'  Resolution,  dated  March  3,  1998,  for  Sungold  Gaming
         International  Ltd.,  amending  share  capital.
1.7 Altered Memorandum of the Company dated February 22, 2002, effective June 13, 2002. amending share capital.
4.1+ Option to Purchase Land between A.C. Gilmore and Sons (Farms) Ltd. and Sungold Gaming International Ltd. dated June 24, 1997.
4.2+ Modification Agreement to Option to Purchase Land between A.C. Gilmore and Sons (Farms) Ltd. and Sungold Gaming International Ltd. dated July 16, 1998.
4.3+ Priority Agreement between Sungold Gaming International Ltd. and A.C. Gilmore and Sons (Farms) Ltd. dated July 16, 1998.
4.4+ Letter of Intent between TAC International Investments LLC and Sungold Gaming International Ltd. dated December 8, 1997.
4.5+ Letter of Intent - Extension between TAC International Investments LLC and Sungold Gaming International Ltd. dated June 12, 1998.
4.6+ Commitment Letter between Choong-Nam City Gas Co., Ltd. and Sungold Gaming Inc. dated January 27, 1996.
4.7+ Joint Venture Agreement between Insung Development Co., Ltd. and Sungold Gaming, Inc. dated December 11, 1996.
4.8+ Letter of Intent between Sungold Gaming, (U.S.A.) Inc. and the Gun Lake Band of Indians dated September 30, 1994.
4.9+ Letter of Intent between Sungold Gaming, (U.S.A.) Inc. and Gun Lake Band of Indians dated February 10, 1995.
4.10+ Letter Agreement between Sungold Gaming U.S.A., Inc. and the Gun Lake Band of Indians dated April 24, 1995.
4.11+ Letter from Hans R. Banziger, Sungold Gaming International Ltd., to William Loren Church transmitted on July 8, 1997, confirming terms of Consulting Agreement dated April 15, 1995.
4.12+ Letter from Hans R. Banziger, Sungold Gaming Inc., to William L. Church dated April 15, 1995.
4.13+ Consulting Agreement between Sungold Gaming U.S.A., Inc. and William Loren Church dated April 15, 1995.

4.14+ Letter Agreement between Sungold Gaming U.S.A., Inc. and the Gun Lake Band of Indians dated March 6, 1995.
4.15+ Letter Agreement To Provide Funding between Sungold Gaming U.S.A., Inc. and the Gun Lake Band of Indians dated September 30, 1994.
4.16+ Letter from Timothy M. Gladieux, Gladieux Enterprises, Inc., to Kim N. Hart, Sungold Gaming International Ltd. dated May 31, 1998.
4.17+ Facilitation Fee Agreement between Sungold Gaming Inc. and United Law Counsellors Ltd. dated October 9, 1995.
4.18+ Preliminary Joint Venture Agreement between Choong-Nam City Gas Co., Ltd. and Sungold Gaming Inc. dated November 25, 1996.
4.19+ Royalty Agreement between Sungold Gaming Inc. and United Law Counsellors Ltd. dated November 29, 1996.
4.20+ Memorandum of Understanding on World Class Destination Resort Development in South Korea between Sungold Gaming Inc. and Insung Development Co., Ltd. dated October 3, 1996.
4.21+ Royalty Agreement between Sungold Gaming Inc. and United Law Counsellors Ltd. dated October 3, 1996.
4.22+ Consulting Agreement between Sungold Gaming International Ltd. and Kim Noble Hart dated May 1, 1998.
4.23+ Consulting Agreement between Sungold Gaming International Ltd. and Hans R. Banziger dated January 1, 1994; Amending Agreement between Sungold Gaming Inc. and Hans R. Banziger dated September 2, 1994; Letter from Shaun Wylde, Vancouver Stock Exchange, to David R. Bissett, Scott, Bissett, dated September 2, 1994; Letter from Shaun Wylde, Vancouver Stock Exchange, to David R. Bissett, Scott, Bissett, dated April 1995; Letter from Sungold Gaming International Ltd. to Hans R. Banziger dated July 1, 1998.
4.24+ Consulting Agreement between Sungold Gaming International Ltd. and Anne Kennedy dated July 1, 1998.
4.25+ Letter of Intent - Extension between TAC International Investments LLC and Sungold Gaming International Ltd. dated October 14, 1998.
4.26+ Letter from United States Department of Interior to D.K. Sprague dated August 26, 1998; Memorandum from Bill Church, Gun Lake Project, to Kim Hart, Sungold Gaming International, Inc. dated August 27, 1998.
4.27+ Gun Lake Band Tribal Resolution No. 98-02 dated July 8, 1998. 4.28+ Participation Agreement between Sungold Gaming International Ltd. And
         Toledo Beach Investments, Ltd. Effective December 14, 1998. 4.29+ Letter of Intent - Extension between TAC International Investments LLC and Sungold Gaming International Ltd. dated October 14, 1998. 4.30+ Letter of Intent - Extension between TAC International Investments LLC and Sungold Gaming International Ltd. dated February 19, 1999. 4.31+ Letter of Intent - Extension between TAC International Investments LLC and  Sungold  Gaming  International  Ltd.  dated  September  27, 1999.
4.32+ First Amendment to Participation Agreement between Sungold Gaming International Ltd. and Toledo Beach Investments, Ltd. effective February 12, 1999.
4.33+ Second Amendment to Participation Agreement between Sungold Gaming International Ltd. and Toledo Beach Investments, Ltd. effective December 3, 1999.

4.34+ License Agreement for Gaming System Technology dated August 20, 1999 among Sungold Gaming International Ltd., New Gaming Generation Pty. Ltd., an Australian company, and Robert F. Ollington
4.35+ Option Agreement dated September 15, 1999 among Donald Gilmore, Ralph Gilmore, Ila Gilmore, Ethel Minerva Gilmore, Donald Gilmore and Ethel Minerva Gilmore as Executors of the Estate of Andrew Carson Gilmore, deceased, and Sungold Gaming International Ltd.
4.36+ Letter of Intent - Extension between TAC International Investments LLC and Sungold Entertainment Corp. dated September 29, 2000.
4.37+ Third Amendment to Participation Agreement between Sungold Gaming International Ltd. and Toledo Beach Investments, Ltd. effective June 29, 2000.
4.38+ Amended Consulting Agreement between Sungold Entertainment Corp. and Anne Kennedy effective April 1, 2000.
4.39+ Agreement dated March 24, 2000 between the Registrant and Tantalus Communications Inc.
4.40+ Agreement dated July 11, 2000 between the Registrant and Matrix Enterprises, L.L.C.
4.41+ Advertising Agreement dated September 25, 2000 between the Registrant and Diablo Stocks Inc.
4.42+ Agreement dated October 1, 2000 between the Registrant and Computer Information Network dba Sportsnetwork.com.
4.43+ Lease Agreement dated October 1, 2000 between the Registrant and Insignia Corporate Establishments (Nine) Inc.
4.44+ Consulting Agreement dated November 24, 2000 between the Registrant and eWebPlace.com Inc.
4.45+ Consulting and Financial Engagement Agreement dated December 18, 2000 between the Registrant and Robert S. Jones, Sr./Charlie Jarvis.
4.46+ Second Extension Agreement dated February 15, 2001 between the Registrant and Donna Gilmore, Ralf Gilmore, Ila Gilmour, and Donald Gilmour and Noel Power as Executors of the Estate of Ethel Minerva Gilmour and Donald Gilmour as Executor of the Estate of Andrew Carsen Gilmour (the "Shareholders of A.C. Gilmour & Sons").
4.47+ Consulting Agreement dated February 23, 2001 between the Registrant and Conscious Committed Corporate Consultants.
4.48+ Advertising Agreement dated March 20, 2001 between the Registrant and Diablo Stocks Inc.
4.49+ Agreement dated April 3, 2001 between the Registrant and Firecash Ltd. 4.50+ Agreement dated April 4, 2001 between the Registrant and Firecash Ltd. 4.51+ Agreement dated May 1, 2001, as amended May 1, 2001 and June 1, 2001 between  the  Registrant  and  Toledo  Beach  Investments,  Ltd.
4.52+ Agreement dated May 2, 2001 between the Registrant and Safespending Services Inc.
4.53+    Agreement  dated  May  2,  2001  between  the  Registrant  and  Jerome
         Nootebos.
4.54+ Advertising Agreement dated May 3, 2001 between the Registrant and Diablo Stocks Inc.
4.55+ Service Agreement dated May 7, 2001 between the Registrant and NBT Capital Inc.
4.56+ Company Coverage Agreement dated May 8, 2001 between the Registrant and Mondial Investors Services, Inc.
4.57+ Consulting Agreement dated May 10, 2001 between the Registrant and Scotia Wilson International Ltd.
4.58+ Consulting Agreement dated May 14, 2001 between the Registrant and Jerome Nootebos.
4.59+ Agreement dated July 24, 2001 between the Registrant and Jeff Grant dba T-Swat Consulting Ltd.
4.60+ Consulting Services Agreement dated July 31, 2001 between the Registrant and Baltic Investment/World of Investment GmbH.

4.61+ Third Extension Agreement dated August 16, 2001 between the Registrant and the Shareholders of A.C. Gilmour & Sons.
4.62+    Consulting  Services  Agreement  dated  August  21,  2001  between the
         Registrant  and  World  of  Investment/Baltic  Investment  GmbH.
4.63+    Consulting  Services  Agreement  dated  September  8, 2001 between the
         Registrant  and  Wallstreet  Manager  Ltd./Baltic  Investment  Group.
4.64+ Letter of Intent-Extension between TAC International Investments LLC and the Registrant dated September 28, 2001.
4.65+ Advertising Agreement dated October 26, 2001 between the Registrant and Diablo Stocks Inc.
4.66+ Promotion Agreement dated December 08, 2001, between the Registrant and Sina.com.
4.67+ Consulting Agreement dated December 10, 2001, between the Registrant and Louis Hop Lee.
4.68+ Agreement dated December 11, 2001 between the Registrant and Laykin Communications Inc.
4.69+ Consulting Agreement dated January 14, 2002, between the Registrant and Lindsay Malcolm.
4.70+ Consulting Agreement dated January 14, 2002, between the Registrant and Jeff Grant doing business as T-SWAT Consulting Ltd.
4.71+ Consulting Agreement dated January 14, 2002, between the Registrant and Alan Weinrib.
4.72 Consulting Agreement dated December 10, 2001, between the Registrant and Louis Hop Lee.
4.73 Consulting Agreement dated October 16, 2002, between the Registrant and Robert Zielke.
4.74 Consulting Agreement dated October, 11, 2002, between the Registrant and Larry Simpson.
4.75 Amendment to Consulting Agreement dated January 2, 2003, between the Registrant and Kim N. Hart.
4.76 Amendment to Consulting Agreement dated January 2, 2003, between the Registrant and Anne Kennedy.
4.77 Consulting Agreement dated January 24th, 2003, between the Registrant and Melvin R. Reeves.
4.78 Consulting Agreement dated January 29, 2003 between the Registrant and Kenneth Kay.
4.79 Consulting Agreement dated January 31, 2003 between the Registrant and Brant Little.
8.0      List  of  Subsidiaries
-------  -----------------------------------------------------------------------

     +  Previously  filed.

                           SUNGOLD ENTERTAINMENT CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED AUGUST 31, 2002

                         (A Development Stage Company)

                        (Presented in Canadian Dollars)








                                                      LOEWEN, STRONACH & CO.
                                                      Chartered Accountants

LS

LOEWEN, STRONACH & CO.
Chartered Accountants
A partnership of incorporated professionals


          7th Floor, 2695 Granville Street, Vancouver, B.C.  V6H 3H4
   Fax (604) 736-1225  -  Telephone (604) 736-1221  -  E-mail  Isco@telus.net
--------------------------------------------------------------------------------


                                AUDITORS' REPORT


To The Shareholders of Sungold Entertainment Corp.:


We have audited the consolidated balance sheet of Sungold Entertainment Corp. as at August 31, 2002 and August 31, 2001 and the consolidated statements of loss and deficit and cash flows for the years ended August 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the financial statements for the year ended August 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the financial statements for the year ended August 31, 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2002 and 2001 and the results of its operations and cash flows for the years ended August 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 12). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.



                                                   /s/ Loewen Stronach & Co.

                                                   Chartered Accountants

Vancouver, BC

December 2, 2002

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated December 2, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                   /s/ Loewen Stronach & Co.

                                                   Chartered Accountants

Vancouver, BC, Canada
December 2, 2002


           CA  Members of
               Institute of Chartered Accountants of British Columbia

                           SUNGOLD ENTERTAINMENT CORP.

                           CONSOLIDATED BALANCE SHEET

                                 AUGUST 31, 2002

                          (A Development Stage Company)
                         (Presented in Canadian Dollars)



                                                  2002         2001
                                                    $            $
                                             --------------------------

                              ASSETS

CURRENT ASSETS
 Cash                                             23,772       104,194
 Prepaid expenses and deposits                   374,953        45,767
                                             ------------  ------------
                                                 398,725       149,961
PRE-DEVELOPMENT COSTS (Note 4)                 2,768,316     2,894,225
CAPITAL ASSETS (Note 5)                          541,484       695,716
                                             ------------  ------------
                                               3,708,525     3,739,902
                                             ============  ============

                            LIABILITIES

CURRENT LIABILITIES
 Accounts payable and accrued liabilities         32,824       115,710
 Loans payable (Note 8 a)                        282,187             -
 Obligation under capital leases (Note 6)         19,423        16,037
                                             ------------  ------------
                                                 334,434       131,747
OBLIGATION UNDER CAPITAL LEASES (Note 6)          17,253        36,687
                                             ------------  ------------
                                                 351,687       168,434
                                             ------------  ------------

                         SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                        16,156,646    13,768,636
DEFICIT                                      (12,799,808)  (10,197,168)
                                             ------------  ------------
                                               3,356,838     3,571,468
                                             ------------  ------------
                                               3,708,525     3,739,902
                                             ============  ============



APPROVED BY THE DIRECTORS:

/s/ Kim Hart          Director
---------------------


/s/ Anne Kennedy      Director
---------------------



                (See accompanying notes to financial statements)


                  Loewen, Stronach & Co.  Chartered Accountants

                         SUNGOLD ENTERTAINMENT CORP.

                   CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

                       FOR THE YEAR ENDED AUGUST 31, 2002

                          (A Development Stage Company)
                         (Presented in Canadian Dollars)


                                        2002           2001        2000
                                          $              $           $
                                    -------------------------------------
REVENUE
 Sales                                  19,446         12,428          -
 Foreign exchange gain (loss)           (4,526)        12,098     18,438
 Interest income                            11              2          6
                                    -----------  ------------  ----------
                                        14,931         24,528     18,444
                                    -----------  ------------  ----------

EXPENSES
 Advertising and promotion             808,511        714,709    701,109
 Internet services                     410,144        151,791          -
 Management fees                       246,000        246,000    186,500
 Professional and consulting fees      242,565        118,716     98,061
 Investor relations                    169,935         93,927     18,405
 Amortization                          161,923        142,669     52,388
 Travel and conferences                138,468         77,504    114,240
 Insurance                              71,552         51,449     42,086
 Office rent and services               69,017         48,990     49,248
 Office and miscellaneous               60,936         70,096     45,753
 Transfer agent and filing fees         34,902         24,916     23,789
 Prizes                                 29,085              -          -
 Interest on capital leases             10,543          3,118          -
 Interest and bank charges               4,923          4,149        988
 Corporate capital tax                     250              -          -
                                    -----------  ------------  ----------
                                     2,458,754      1,748,034  1,332,567
 Write-down of pre-development
 costs and investment                  158,817        460,574          -
                                    -----------  ------------  ----------
                                     2,617,571      2,208,608  1,332,567
                                    -----------  ------------  ----------
LOSS                                 2,602,640      2,184,080  1,314,123
DEFICIT - beginning                 10,197,168      8,013,088  6,698,965
                                    -----------  ------------  ----------
DEFICIT - ending                    12,799,808     10,197,168  8,013,088
                                    ===========  ============  ==========

Loss per share                          0.0614         0.0780     0.0664
                                    ===========  ============  ==========




                (See accompanying notes to financial statements)


                  Loewen, Stronach & Co.  Chartered Accountants

                           SUNGOLD ENTERTAINMENT CORP.

                       CONSOLIDATED STATEMENT OF CASH FLOWS

                        FOR THE YEAR ENDED AUGUST 31, 2002

                          (A Development Stage Company)
                         (Presented in Canadian Dollars)



                                              2002          2001         2000
                                                $             $            $
                                         ---------------------------------------
OPERATING ACTIVITIES
 Loss                                     (2,602,640)   (2,184,080)  (1,314,123)
 Items not involving cash:
   Amortization                              161,923       142,669       52,388
   Write-down of pre-development
    costs and investment                     158,817       460,574            -
                                         ---------------------------------------
                                          (2,281,900)   (1,580,837)  (1,261,735)
 Cash provided by changes in non-
  cash working capital items:
   Prepaid expenses and deposits            (329,186)       (4,718)      (5,362)
   Accounts payable and accrued
    liabilities                              (82,886)      (20,977)      58,852
   Loans payable                             282,187             -            -
                                         ---------------------------------------
                                          (2,411,785)   (1,606,532)  (1,208,245)
                                         ---------------------------------------

INVESTING ACTIVITIES
 Pre-development costs                       (32,908)     (316,358)    (623,872)
 Acquisition of capital assets                (7,690)     (416,489)    (409,936)
                                         ---------------------------------------
                                             (40,598)     (732,847)  (1,033,808)
                                         ---------------------------------------

FINANCING ACTIVITIES
 Repayment of capital leases liability       (16,049)       (4,304)           -
 Issuance of shares                        2,388,010     2,391,331    2,182,351
                                         ---------------------------------------
                                           2,371,961     2,387,027    2,182,351
                                         ---------------------------------------

INCREASE (DECREASE) IN CASH                  (80,422)       47,648      (59,702)
CASH - beginning                             104,194        56,546      116,248
                                         ---------------------------------------
CASH - ending                                 23,772       104,194       56,546
                                         =======================================

Notes to statement of cash flows:

1)  Cash consists of balances with banks
2)  Interest and income taxes paid:
      Interest paid                           15,466         7,267          988
      Income taxes paid                            -             -            -




                (See accompanying notes to financial statements)


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1     GOING CONCERN AND NATURE OF OPERATIONS

Sungold Entertainment Corp. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing and promoting horseracing, virtual horseracing and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to operate the Horsepower World Pool profitably in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Currently the Company's shares are trading in the United States on the O.T.C. bulletin board and on the Frankfurt Stock Exchange, Germany.


Note 2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)     Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing and online jackpot wagering. These regulations are continually changing. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b)     Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc., Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network (HBN) International Ltd. All inter-company transactions and balances have been eliminated.

c)     Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:
- Current assets and current liabilities at exchange rates at the end of the year;
-    Other  assets  at  historical  rates;
- Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.


                                                                             /2


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)
PAGE - 2 -

Note 2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)     Pre-development costs

The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

e)     Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided on a declining balance as follows:

          Computer equipment                 30%
          Computers under capital leases     30%
          Internet software                  20%

The above rate has been utilized to reflect the anticipated life expectancy. In the year of acquisition only one-half the normal rate is applied.

f)     Income Taxes

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") regarding accounting for income taxes, which requires the use of asset and liability method.

Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

g)     Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 7 b)
i). No compensation expense is recognized for these plans when stock options are issued to members of the Board of Directors. Any consideration paid by members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.


                                                                             /3


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 3 -

NOTE 3     PRE-DEVELOPMENT COSTS

a)     Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages. The Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants' claim of sovereign immunity. The Company applied for permission for a review of these issues with the Michigan Supreme Court. Recently, the Michigan Court ruled that the State of Michigan is required to issue a gaming compact to the Gun Lake Tribe.

During the year, no pre-development costs were capitalized under Gun Lake Indian Band project; legal fees incurred for the Band appeals were expensed through income statement.


                                 2001     Additions     Write off     2002
                                   $          $             $           $
                              -----------------------------------------------
Consulting and legal fees     1,036,168       -             -      1,036,168
Contractual obligation          520,117       -             -        520,117
Travel and lodging              213,432       -             -        213,432
                              -----------------------------------------------
                              1,769,717       -             -      1,769,717
                              -----------------------------------------------


                                                                             /4
                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 4 -

NOTE 3     PRE-DEVELOPMENT COSTS (continued)

b)     Vancouver Racecourse / Richmond Equine Training Centre project

In Vancouver, British Columbia, the Company has presented a proposal to renovate the Hastings Park horse track facility in conjunction with the construction of a one-mile thoroughbred training centre in Richmond.

The Company had an option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The extension agreement gave the Company the option to purchase 100% of the shares of A.C. Gilmore & Sons Ltd., the owner of the property, for CDN $20,992,490 until November 30, 2002 (lapsed). (See Subsequent Events Note 11 a).

In September 2002, the Company renegotiated to extend the agreement with a party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2003. (See Related Party Transactions
Note  8  a).


                               2001    Additions   Write off       2002
                                 $         $           $             $
                           ---------------------------------------------
Consulting and legal fees    801,214       6,412           -     807,626
Option fee                   146,447      12,370    (158,817)          -
Architectural fees            32,752           -           -      32,752
Other direct costs            19,933       1,039           -      20,972
                           ---------------------------------------------
                           1,000,346      19,821    (158,817)    861,350
                           ---------------------------------------------


                                                                             /5


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 5 -

NOTE 3     PRE-DEVELOPMENT COSTS (continued)

c)     HorsepowerTM Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. ("HBN").

Since 1999 the Company has developed the HorsepowerTM parimutal, random, world wagering pool which is based on a virtual Horserace system.

Sungold owns the exclusive proprietary rights to operate the Horsepower World Pool (HPWP), market the Horsepower system, license the system, sell commercial sponsorships, sell advertising and any other promotion associated with the system. Sungold reserves the rights to all intellectual property.

HBN acquired computer hardware, developed software and leased a hosting facility that enables HorsepowerTM to operate on the world wide web 24 / 7 as a $US based World wagering pool. HBN has engaged its' sister company Horsepower Broadcasting Network (HBN) International Ltd. to operate their US $ Internet wagering site.

A major expansion of the Horsepower World Pool is expected in 2003 with many racetracks in North America and internationally wagering into the Horsepower World Pool Pick 1 and Pick 6 parimutal pools.


                             2001   Additions   Write off    2002
                               $        $           $          $
                           -----------------------------------------
Legal and consulting fees    58,999     -           -       58,999
                           -----------------------------------------


                                                                             /6


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 6 -

NOTE 4     PRE-DEVELOPMENT COSTS (continued)

d)     HorsepowerTM Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. It's main activity is operating the Horsepower World Pool parimutal wagering system. All players have an equal chance to win, wagering in real time 24 / 7 on common parimutuel pools. HorsepowerTM has been tested to international lottery standards. During the year no predevelopment costs were capitalized under Horsepower operating project. The Company operates under the permanent license of the Kahnawake Gaming Commission in Quebec, Canada and the Company management believes the Company complies in all material respects with the governing laws and regulations.


e)     SafeSpending project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.


(See Subsequent Events Note 11 b.)

                           -------------------------------------------
                              2001     Additions   Write off    2002
                                $          $            $         $
                           ---------------------------------------------
Acquisition cost              62,300          -           -      62,300
Legal and consulting fees      2,863     13,087           -      15,950
                           ---------------------------------------------
                              65,163     13,087           -      78,250
                           ---------------------------------------------


                              2001     Additions   Write off    2002
                                $          $            $         $
                           ---------------------------------------------
TOTAL PRE-DEVELOPMENT
 COSTS                     2,894,225     32,908    (158,817)  2,768,316
                           =============================================


                                                                             /7


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 7-


Note 5     CAPITAL ASSETS
                                                 2002                  2001
                                  --------------------------------------------
                                    Cost         Less      Net Book   Net Book
                                              Accumulated    Value     Value
                                              Amortization
                                      $            $           $         $
                                  --------------------------------------------

Internet software                  580,020      194,118      385,902   477,224
Computer equipment                 258,223      139,760      118,463   165,465
Computers under capital leases      62,378       25,259       37,119    53,027
                                  --------------------------------------------

                                   900,621      359,137      541,484   695,716
                                  ============================================



Note 6     OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.


The following is a schedule of future lease payments

                                          2002      2001
                                            $         $
                                      --------------------
Total minimum lease payments             41,834    65,429
Less amount representing interest        (5,158)  (12,705)
                                      --------------------
Balance of obligations                   36,676    52,724
Less current portion                    (19,423)  (16,037)
                                      --------------------
Non-current portion                      17,253    36,687
                                      ====================

For next two years:
    - 2002                                    -    16,037
    - 2003                               19,423    16,037
    - 2004                               17,253    20,650
                                      --------------------
                                         36,676    52,724
                                      ====================


                                                                             /8


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 8-

Note 7     SHARE CAPITAL

During the year, the Company received regulatory approval to increase its authorized share capital as approved in the Annual General Meeting held in February 2002. The authorized common shares were then increased to 100,000,000 shares from 58,875,000 shares, and two classes of preference shares were created


                                                      2002       2001
                                                        $          $
                                                 -------------------------
Authorized:
    100,000,000 common shares
     without par value
    100,000,000 Class "A" Preference
     shares with a par value of $10 each
    100,000,000 Class "B" Preference
     shares with a par value of $50 each

Issued and outstanding:
    50,121,209 shares
    (2001 - 34,454,543 shares)                     16,156,646  13,768,636
                                                 =========================


a)     Shares issued during the year:

                                              2002                   2001
                                    --------------------------------------------
                                          #          $           #         $
                                    --------------------------------------------
For cash - exercise of share
           purchase warrants           516,666     48,162           -          -
For cash - exercise of incentive
           share purchase options    1,880,000    311,467   4,259,800    576,410
For cash - private placements       13,270,000  2,028,381   7,409,000  1,801,328
                                    --------------------------------------------
                                    15,666,666  2,388,010  11,668,800  2,377,738
For debt settlements                         -          -     610,000     72,883
                                    --------------------------------------------
                                    15,666,666  2,388,010  12,278,800  2,450,621
                                    ============================================


                                                                             /9


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 9-

Note 7     SHARE CAPITAL (continued)

b)   i)   The  Company has a fixed stock option plan which permits the issurance of options of up to 10% of the Company's issued share capital. The following are outstanding incentive share purchase options:

                   #
              -----------

                 100,000     @ US $0.15 each to February 16, 2006
               1,050,000     @ US $0.06 each to February 28, 2006
                  79,900     @ US $0.085 each to March 5, 2006
                 300,000     @ US $0.12 each to August 10, 2006
                 100,000     @ US $0.10 each to October 22, 2006
                 100,000     @ US $0.12 each to October 23, 2006
                 100,000     @ US $0.09 each to December 20, 2006
                 802,764     @ US $0.08 each to January 4, 2007
                 400,000     @ US $0.0725 each to January 24, 2007
                 136,000     @ US $0.23 each to March 26, 2007
                 272,000     @ US $0.20 each to May 17, 2007
              -----------
               3,440,664
              ===========


In 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. The Company will adopt the recommendations for the year ended August 31, 2003.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since January 1, 2002, the Company has granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 150%, and an expected life of 1 year.


                                                                             /10


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 10 -

Note 7     SHARE CAPITAL (continued)

b)     i)     Incentive share purchase options (continued)

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense, would be as follows:

                                             2002      2001
                                               $         $
                                           ------------------
                    Pro forma loss          (0.0026)    N/A
                                           ------------------


Pro  forma  results  may  be  materially different than actual results realized.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior January 1, 2002 have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.


                                                                            /11


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 11 -

Note 7     SHARE CAPITAL (continued)

     ii)     The following are outstanding share purchase warrants:


             #
      ------------

          136,000     @ US $0.25 each to October 12, 2002 (1)
          150,000     @ US $0.32 each to October 12, 2002 (1)
          500,000     @ US $0.33 each to April 20, 2003
          400,000     @ US $0.25 each to May 24, 2003
          200,000     @ US $0.42 each to June 28, 2003
          400,000     @ US $0.30 each to July 31, 2003
          240,000     @ US $0.30 each to August 24, 2003
          100,000     @ US $0.25 each to August 29, 2003
          100,000     @ US $0.30 each to September 6, 2003
          800,000     @ US $0.20 each to September 21, 2003
          919,000     @ US $0.20 each to October 12, 2003
          100,000     @ US $0.20 each to December 22, 2003
          900,000     @ US $0.20 each to March 23, 2004
          600,000     @ US $0.20 each to March 19, 2004
          550,000     @ US $0.20 each to April 5, 2004
        1,000,000     @ US $0.20 each to May 8, 2004
        1,000,000     @ US $0.20 each to May 29, 2004
        1,000,000     @ US $0.20 each to June 27, 2004
        1,000,000     @ US $0.20 each to September 7, 2004
          420,000     @ US $0.15 each to October 24, 2004
        1,000,000     @ US $0.15 each to November 4, 2004
        2,333,334     @ US $0.06 each to December 14, 2004
        1,700,000     @ US $0.06 each to January 7, 2005
        1,000,000     @ US $0.06 each to January 30, 2005
          300,000     @ US $0.11 each to March 1, 2005
        1,000,000     @ US $0.17 each to March 26, 2005
        1,000,000     @ US $0.165 each to April 4, 2005
          400,000     @ US $0.16 each to May 7, 2005
          600,000     @ US $0.15 each to May 30, 2005
        2,500,000     @ US $0.075 each to July 10, 2005
          250,000     @ US $0.08 each to July 24, 2005
          100,000     @ US $0.09 each to August 21, 2005
      ------------
       22,698,334
      ============


          (1)   See Subsequent Events note 11 (g)


                                                                            /12


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 12 -

Note 8     RELATED PARTY TRANSACTIONS

a) Loans payable of $282,187 (US$181,028) is from a director and officer of the Company.

b) The Company entered into an intention agreement, on December 8, 1997, to an entity with a common director, for its Richmond/Vancouver Horseracing project. The agreement was re-extended to October 1, 2003. In the agreement, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4 per share by way of a private placement upon the Company receiving the appropriate permission from the government agencies. (See Pre-development Costs Note 3 c).

c) During the year management fees of $246,000 were paid to the directors and officers.

d) During the year consulting fees of $76,102 were paid to the directors or entity with a common director.


Note 9      FINANCIAL INSTRUMENTS

The carrying value of cash and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair value.

Note 10     ACCUMULATED LOSSES

The company has accumulated non-capital losses for income tax purposes of $7,715,493 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:


Year          Amount
                $
--------------------

2003         629,337
2004         543,932
2005         474,086
2006         653,279
2007       1,306,106
2008       1,714,246
2009       2,394,507
          ----------
           7,715,493
          ==========


The company has accumulated capital losses for income tax purposes of $1,126,136 that may be carried forward indefinitely and used to reduce capital gains in the future.



                                                                            /13


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 13 -

Note 11     SUBSEQUENT EVENTS

a) The Company is in a process of renegotiating the extension of the option to purchase 227 acres in Richmond, British Columbia. (See Pre-development Costs
Note  3  b)

b) The Company is in the process to incorporating a new subsidiary, SafeSpending Limited, in the Channel Islands for its SafeSpending Project.

c) In September 2002, the Company received $185,388 (US$120,000) from a subscriber for 1,500,000 July 23, 2002 private placement units at US$0.08 each.

d) On September 27, 2002, the Company announced a private placement of 3,000,000 units at US$0.08 each. The Company received $373,848 (US$240,000) from a subscriber for 3,000,000 units in October.

e) On October 11, 2002, the Company granted 200,000 stock options to a director at an exercise price of US$0.15 each.

f) On October 16, 2002, the Company granted 300,000 stock options to a director at an exercise price of US$0.15 each.

g) 136,000 October 12, 2002 share purchase warrants at US$0.25 each and 150,000 October 12, 2002 share purchase warrants at US$0.32 each expired after the year-end.

h) On November 1, 2002, the Company announced a private placement of 1,000,000 units at US$0.075 each. The Company received $115,672 (US$75,000) from a subscriber for 1,000,000 units in November 2002.

i) On November 12, 2002, the Company announced a private placement of 1,000,000 units at US$0.08 each. The Company received $123,800 (US$80,000) from a subscriber for 1,000,000 units in November 2002.

j) On November 28, 2002, the Company announced a private placement of 1,000,000 units at US$0.06 each. The Company received $92,850 (US$60,000) from subscribers for 1,000,000 units in November 2002.


                                                                            /14


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)


PAGE - 14 -

Note 12     UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in United States ("US GAAP"). The Company is considered to be a pre-operational Company under US GAAP.

The significant differences related principally to the following items and the adjustments necessary to restate the loss and shareholders' equity in accordance with US GAAP are outlined as follows:

a)     Pre-Development Costs

Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

b)     Foreign Currency Translation

Under US GAAP, all asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders' equity.

c)     Share Options

Under US GAAP, granting of share options to employees and directors may give rise to a charge to income for compensation. For the purposes of this reconciliation from CDN GAAP to US GAAP, the Company has prepared its financial statements in accordance with Accounting Principles Board (APB) 25 under which share options are measured by the intrinsic value method whereby employee and director compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price equalled the quoted market price at the dates the share options were granted, there were no compensation costs to be recognized.

d)     Loss per share

For all years indicated, the options and warrants outstanding during the year are anti-dilutive and therefore fully diluted loss per share has not been disclosed.


                                                                             /15


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 15 -

Note 12     UNITED STATES ACCOUNTING PRINCIPLES (continued)

e)     Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

f)     The following are balance sheet items under US GAAP:


                                       2002            2001           2000
                                         $               $              $
                                    ------------------------------------------
Pre-development costs                          -              -             -
Share capital                         20,867,384     18,479,374    16,088,043
Foreign currency adjustments              23,909         28,435        16,337
Deficit                              (20,302,771)   (17,830,566)  (15,778,604)



g) The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:




                                        2002           2001           2000
                                          $              $              $
                                     -----------------------------------------
Deficit - CDN GAAP                   (12,799,808)   (10,197,168)   (8,013,088)
Cumulative effect of prior
 years' adjustments                   (7,633,398)    (7,765,516)   (7,123,206)
                                     -----------------------------------------

                                     (20,433,206)   (17,962,684)  (15,136,294)
                                     -----------------------------------------

US GAAP material adjustments:
- Effect of the write-off of
  pre-development costs on net loss      125,909        144,216      (623,872)
- Foreign currency adjustments             4,526        (12,098)      (18,438)
                                     -----------------------------------------
                                         130,435        132,118      (642,310)
                                     -----------------------------------------
Deficit - US GAAP                    (20,302,771)   (17,830,566)  (15,778,604)
                                     =========================================



                                                                             /16


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 16 -

Note 12     UNITED STATES ACCOUNTING PRINCIPLES (continued)

h) The following table summarizes the effect on shareholders' equity after considering the US GAAP adjustments:

                                                        Foreign        Total
                              Common    Accumulated     Currency   Shareholders'
                              Shares      Deficit      Translation     Equity
                              Amount                   Adjustments
                                 $           $               $             $
                           -----------------------------------------------------
Common Shares issued
 /net loss:
August 31, 1986
  -  Shares for cash          107,501            -             -        107,501
  -  Net loss under
     US GAAP                        -            -             -              -
                           -----------------------------------------------------
August 31, 1987               107,501            -             -        107,501
  -  Shares for cash          166,971            -             -        166,971
  -  Net loss under
     US GAAP                        -            -             -              -
                           -----------------------------------------------------
August 31, 1988               274,472            -             -        274,472
  -  Shares for cash          401,667            -             -        401,667
  -  Shares for property      227,000            -             -        227,000
  -  Net loss under
     US GAAP                        -     (753,962)            -       (753,962)
                           -----------------------------------------------------
August 31, 1989               903,139     (753,962)            -        149,177
  -  Shares for cash          622,215            -             -        622,215
  -  Shares for property    1,897,000            -             -      1,897,000
  -  Net loss under
     US GAAP                        -     (575,612)            -       (575,612)
                           -----------------------------------------------------
August 31, 1990             3,422,354   (1,329,574)            -      2,092,780
  -  Shares for cash          100,250            -             -        100,250
  -  Net loss under
     US GAAP                        -     (350,482)            -       (350,482)
                           -----------------------------------------------------
August 31, 1991             3,522,604   (1,680,056)            -      1,842,548
  -  Shares for cash          402,900            -             -        402,900
  -  Net loss under
     US GAAP                        -   (1,420,584)            -     (1,420,584)
                           -----------------------------------------------------
August 31, 1992             3,925,504   (3,100,640)            -        824,864
  -  Shares for cash          465,875            -             -        465,875
  -  Shares for property      150,000            -             -        150,000
  -  Net loss under
     US GAAP                        -     (289,189)            -       (289,189)
                           -----------------------------------------------------
August 31, 1993             4,541,379   (3,389,829)            -      1,151,550
  -  Shares for cash          576,500            -             -        576,500
  -  Net loss under
     US GAAP                        -     (836,050)            -       (836,050)
                           -----------------------------------------------------
August 31, 1994             5,117,879   (4,225,879)            -        892,000
  -  Shares for cash          175,000            -             -        175,000
  -  Foreign currency               -            -         3,448          3,448
  -  Net loss under
     US GAAP                        -     (738,384)            -       (738,384)
                           -----------------------------------------------------
August 31, 1995             5,292,879   (4,964,263)        3,448        332,064


                                                                            /17


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 17 -

Note 12     UNITED STATES ACCOUNTING PRINCIPLES (continued)

                                                        Foreign        Total
                              Common    Accumulated     Currency   Shareholders'
                              Shares      Deficit      Translation     Equity
                              Amount                   Adjustments
                                 $           $               $             $
                           -----------------------------------------------------
August 31, 1995
- balance forward           5,292,879   (4,964,263)        3,448        332,064
  -  Shares for cash          255,750            -             -        255,750
  -  Foreign currency               -            -         3,329          3,329
  -  Net loss under
     US GAAP                        -     (501,749)            -       (501,749)
                           -----------------------------------------------------
August 31, 1996             5,548,629   (5,466,012)        6,777         89,394
  -  Shares for cash        1,250,000            -             -      1,250,000
  -  Share-based
     compensation           1,345,680   (1,345,680)            -              -
  -  Foreign currency               -            -        (1,646)        (1,646)
  -  Net loss under
     US GAAP                        -   (1,046,798)            -     (1,046,798)
                           -----------------------------------------------------
August 31, 1997             8,144,309   (7,858,490)        5,131        290,950
  -  Shares for cash        1,351,967            -             -      1,351,967
  -  Share-based
     compensation           2,078,946   (2,078,946)            -              -
  -  Foreign currency               -            -        11,140         11,140
  -  Net loss under
     US GAAP                        -   (1,297,719)            -     (1,297,719)
                           -----------------------------------------------------
August 31, 1998            11,575,222  (11,235,155)       16,271        356,338
  -  Shares for cash        1,044,358            -             -      1,044,358
  -  Share-based
     compensation           1,286,112   (1,286,112)            -              -
  -  Foreign currency               -            -       (18,372)       (18,372)
  -  Net loss under
     US GAAP                        -   (1,300,904)            -     (1,300,904)
                           -----------------------------------------------------
August 31, 1999            13,905,692  (13,822,171)       (2,101)        81,420
  -  Shares for cash        2,182,351            -             -      2,182,351
  -  Foreign currency               -            -        18,438         18,438
  -  Net loss under
     US GAAP                        -   (1,956,433)            -     (1,956,433)
                           -----------------------------------------------------
August 31, 2000            16,088,043  (15,778,604)       16,337        325,776
  -  Shares for cash        2,391,331            -             -      2,391,331
  -  Foreign currency               -            -        12,098         12,098
  -  Net loss under
     US GAAP                        -   (2,051,962)            -     (2,051,962)
                           -----------------------------------------------------
August 31, 2001            18,479,374  (17,830,566)       28,435        677,243
  -  Shares for cash        2,388,010            -             -      2,388,010
  -  Foreign currency               -            -        (4,526)        (4,526)
  -  Net loss under
     US GAAP                        -   (2,472,205)            -     (2,472,205)
                           -----------------------------------------------------
August 31, 2002            20,867,384  (20,302,771)       23,909        588,522
                           =====================================================


                                                                            /18


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 18 -

Note 12     UNITED STATES ACCOUNTING PRINCIPLES (continued)

i) The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:


                              Cumulative      2002         2001         2000
                               Amounts
                                From
                             Apr 7/86 to
                              Aug 31/02
                                   $            $            $            $
                             ---------------------------------------------------
Net loss under CDN GAAP      (12,799,808)  (2,602,640)  (2,184,080)  (1,314,123)
US GAAP material
  adjustments:
-  Effect of the write-off
   of pre-development
   costs on net loss          (2,768,316)     125,909      144,216     (623,872)
-  Share-based compensation   (4,710,738)           -            -            -
-  Foreign currency
   adjustments                   (23,909)       4,526      (12,098)     (18,438)
                             ---------------------------------------------------
Net loss under US GAAP       (20,302,771)  (2,472,205)  (2,051,962)  (1,956,433)
                             ===================================================

Loss per share under
 US GAAP                                         0.06         0.07          .10
                                           =====================================

Weighted average number
 of shares                                 42,409,898   27,991,260   19,785,894
                                           =====================================



                                                                            /19


                  Loewen, Stronach & Co.  Chartered Accountants

SUNGOLD ENTERTAINMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 19 -

Note 12     UNITED STATES ACCOUNTING PRINCIPLES (continued)

j) The following income statement shows cumulative amounts from the Company's inception after considering the U.S. GAAP adjustments:




                                                           Cumulative
                                                            Amounts
                                                              From
                                                          Apr 7/86 to
                                                           Aug 31/02
                                                                $
                                                        -------------
REVENUE
  Gain on disposition of marketable securities              838,947
  Interest income and miscellaneous                          43,324
  Foreign exchange gain (loss)                               23,909
  Sales                                                      31,874
                                                        -------------
                                                            938,054
                                                        -------------
EXPENSES
  Advertising and promotion                               2,544,314
  Management fees                                         1,542,650
  Professional and consulting                             1,419,004
  Investor relations                                        786,472
  Automotive, travel and conference                         664,620
  Office and miscellaneous                                  569,926
  Office rent and services                                  375,872
  Transfer agent and filing fees                            259,242
  Amortization                                              382,594
  Financing fees                                            218,000
  Finders fees                                              154,031
  Internet services                                         561,935
  Insurance                                                 200,920
  Interest and bank charges                                 130,907
  Settlement of agreement                                    40,000
  Prizes                                                     29,085
  Fees and commissions                                       29,741
  Interest on capital leases                                 13,661
  Quebec capital tax                                            250
                                                        -------------
                                                          9,923,224
  Write-down of investments                               3,814,638
                                                        -------------
                                                         13,737,862
                                                        -------------
LOSS AND DEFICIT UNDER CDN GAAP                          12,799,808
US GAAP material adjustments:
  Effect of the write-off of pre-development costs        2,768,316
  Share-based compensation                                4,710,738
  Foreign currency adjustments                               23,909
                                                        -------------
LOSS AND DEFICIT UNDER US GAAP                           20,302,771
                                                        =============


                  Loewen, Stronach & Co.  Chartered Accountants

LS

LOEWEN, STRONACH & CO.
Chartered Accountants
A partnership of incorporated professionals


          7th Floor, 2695 Granville Street, Vancouver, B.C.  V6H 3H4
   Fax (604) 736-1225  -  Telephone (604) 736-1221  -  E-mail  Isco@telus.net
--------------------------------------------------------------------------------




March 12, 2003


Sungold Entertainment Corp.



                           Use of Financial Statements



We hereby consent to the use of the following financial statements in the Form 20-F for the fiscal year ended:

     -    Audited  financial  statements  for  the  year  ended August 31, 2002;



                                               /s/ Loewen Stronach & Co.
                                               -----------------------------
                                               Loewen, Stronach & Co.


           CA  Members of
               Institute of Chartered Accountants of British Columbia

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       SUNGOLD ENTERTAINMENT CORP.


Date:  March 12, 2003                  By:  /s/ Kim N Hart

British Columbia, Canada               President and C.E.O.

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                                   PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, Kim N. Hart, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Sungold Entertainment Corp. for the year ended August 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Sungold Entertainment Corp.


                                      By:     /s/ Kim N. Hart
                                              ----------------------------

                                      Name:   Kim N. Hart

                                      Title:  Chief Executive Officer

                                      Date:   March 10, 2003



I, Donald R. Harris, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Sungold Entertainment Corp. for the year ended August 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of Sungold Entertainment Corp.

                                      By:     /s/  Donald  R.  Harris
                                              ----------------------------


                                      Name:   Donald R. Harris

                                      Title:  Chief Financial Officer

                                      Date:   March 10, 2003

                                  CERTIFICATONS


I, Kim N. Hart, certify that:

1.   I  have  reviewed  this annual report on Form 20-F of Sungold Entertainment
     Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14 for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrants board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  March 10, 2003                     /s/:  Kim N. Hart
                                          --------------------------------
                                          Kim N. Hart
                                          Chief Executive Officer




I, Donald R. Harris, certify that:

1.   I  have  reviewed  this annual report on Form 20-F of Sungold Entertainment
     Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14 for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrants board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  March 10, 2003                   /s/:  Donald R. Harris
                                        -------------------------------
                                        Donald R. Harris
                                        Chief Financial Officer